Exhibit 99.1

MELCO CROWN (PHILIPPINES) RESORTS CORPORATION FILES ITS AMENDED

QUARTERLY REPORT PURSUANT TO THE SECURITIES REGULATION CODE

AND SRC RULE THEREUNDER

May 20, 2013 — Melco Crown Entertainment Limited (SEHK: 6883) (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities in Asia, announces that its subsidiary, Melco Crown (Philippines) Resorts Corporation, a company whose shares are listed on the Philippine Stock Exchange (“PSE”), has filed its amended quarterly report with the Securities and Exchange Commission in the Philippines pursuant to the Securities Regulation Code (“SRC”) and SRC rule thereunder.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s fi lings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer and owner of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, MCE Leisure (Philippines) Corporation, a subsidiary of Melco Crown Entertainment, has been cooperating with SM Group’s Belle Corporation to develop and operate a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com. Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

MELCO CROWN (PHILIPPINES) RESORTS CORPORATION

Makati City

17 May 2013

THE PHILIPPINE STOCK EXCHANGE, INC.

3/F Philippine Stock Exchange Plaza-

Ayala Triangle, Ayala Avenue

Makati City

Attention:	MS. JANET A. ENCARNACION
Head, Disclosure Department

MS. SHEENA PAULA H. PEDRIETA
Senior Specialist, Disclosure Department

Re:	Amended SEC Form 17Q – First Quarter 2013

Gentlemen:

We are submitting herewith the amended Quarterly Report (SEC Form 17-Q) of Melco Crown (Philippines) Resorts Corporation, for the quarterly period ended March 31, 2013. In particular, the amendment refers to the last page of the SEC Form 17-Q, where an additional note (Note 26) was added to the unaudited consolidated financial statements as of and for the period ended March 31, 2013 pursuant to the comments of the Securities and Exchange Commission.

Very truly yours,

MELCO CROWN (PHILIPPINES) RESORTS CORPORATION

By:

FRANCES T. YUYUCHENG Corporate Information Officer

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q (Amended)

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES

REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1.	For the quarterly period ended March 31, 2013

2.	SEC Identification Number 58648

3.	BIR Tax Identification No. 121-000-410-840

4.	Exact name of issuer as specified in its charter

Melco Crown (Philippines) Resorts Corporation

(formerly Manchester International Holdings Unlimited Corporation)

5.	Province, Country or other jurisdiction of incorporation or organization

Philippines

6. Industry Classification Code:	(SEC Use Only)

7. Address of principal office	Postal Code
10th Floor, Liberty Center, 104 H.V. de la Costa St., Salcedo Village, Makati City	1227

8.	Issuer’s telephone number, including area code

c/o (02) 555-9555

9.	Former name, former address, and former fiscal year, if changed since last report.

Manchester International Holdings Unlimited Corporation

Canlubang Industrial Estate, Bo. Pittland, 4025 Cabuyao, Laguna

10.	Securities registered pursuant to Sections 8 and 12 of the SRC, or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Issued And Amount of Debt Outstanding As of March 31, 2013	Treasury Shares As of As of March 31, 2013[1]	Outstanding Common Stock As of March 31, 2013[2]
Common	562,500,000	150,435,404	412,064,596

TOTAL	562,500,000	150,435,404	412,064,596

11.	Are any or all of these securities listed on a Stock Exchange?

Yes  ☒             No  ☐

[1]	On April 8, 2013, the Company issued all of its treasury shares, representing 150,435,404 common shares, to third parties.
[2]	On April 29, 2013, the total outstanding shares amounts to 4,390,278,700 common shares. This includes: (a) the additional subscription of 2,846,595,000 common shares by MCE Investments in relation to the Company’s increase in Capital Stock, and (b) the additional subscription by MCE Investments to 981,183,700 common shares in relation to the Placing and Subscription Transaction.

If yes, state the name of such stock exchange and the classes of securities listed therein:

Philippine Stock Exchange	Common

12.	Check whether the issuer:

(a)	has filed all reports required to be filed by Section 17 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of The Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes  ☒             No  ☐

(b)	has been subject to such filing requirements for the past 90 days.

Yes  ☒            No  ☐

TABLE OF CONTENTS

Page No.
PART I — FINANCIAL INFORMATION

Item 1 Financial Statements	7
Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations	7

PART II — OTHER INFORMATION	15

SIGNATURES	16

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS	Appendix I

PART I — FINANCIAL INFORMATION

Item 1. Financial Statements

The unaudited consolidated financial statements as of March 31, 2013 and for the three months ended March 31, 2013 and the audited consolidated balance sheet as of December 31, 2012 and the related notes to unaudited consolidated financial statements of Melco Crown (Philippines) Resorts Corporation and its subsidiaries (collectively referred to as “the Group”) are filed as part of this Form 17-Q as Appendix I.

There are no other material events subsequent to the end of this interim period that had not been reflected in the unaudited consolidated financial statements filed as part of this report.

Review of Unaudited Interim Financial Information

The Group’s unaudited consolidated financial statements have been reviewed and approved by the Company’s Audit Committee and reviewed by the Group’s external auditors in accordance with Philippine Standard on Review Engagements (PSRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing and Assurance Standards Council of Philippine.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following management’s discussion and analysis relate to the consolidated financial information and pre-operating results of the Group and should be read in conjunction with the accompanying unaudited consolidated financial statements and related notes of the Group as of March 31, 2013 and for the three months ended March 31, 2013.

OVERVIEW

Melco Crown (Philippines) Resorts Corporation (the “Company” or “MCP”), through its subsidiaries, is engaged in the development, and upon opening, the operation of an integrated hotel, gaming, retail and entertainment complex within the Bagong Nayong Pilipino-Entertainment City Manila (the “Project”). The Company’s subsidiaries, MCE Holdings (Philippines) Corporation (“MCE Holdings”), MCE Holdings No. 2 (Philippines) Corporation (“MCE Holdings No. 2”), and MCE Leisure (Philippines) Corporation (“MCE Leisure”), together with SM investments Corporation (“SMIC”), Belle Corporation (“Belle”) and PremiumLeisure Amusement, Inc. (“PLAI”) are the holders of a provisional license issued by the Philippine Amusement and Gaming Corporation (“PAGCOR”) for the development of the Project. The Company, an affiliate of Melco Crown Entertainment (“MCE”), a leading developer of integrated gaming resorts in Macau and other parts of Asia, and its subsidiary, MCE Leisure is responsible for the furniture, fixtures and equipment (including gaming equipment), working capital expenses, non-real property improvements and personal property (collectively, “FF&E”), as well as the management and operation of the Project. Belle, one of the largest conglomerates in the Philippines with interests in retail, real estate development and banking, among others, is responsible for construction of the principal structures and fixtures of the Project.

The Project is located on an approximately 6.2-hectare site located in Entertainment City, which is close to Metro Manila’s international airport, central business districts and the Mall of Asia, one of the world’s largest shopping malls. As of the date hereof construction on the main building of the Project is substantially complete, while fit-out is ongoing. The Company believes that upon its expected completion in mid-2014, the Project will comprise a luxury integrated tourism resort and gaming complex, offering a premium gaming experience and differentiated and innovative non-gaming facilities and entertainment experiences to its customers in a world-class facility.

HISTORY OF THE COMPANY

Change in Structure and Ownership of MCP

On December 7, 2012, MCE, through its wholly-owned indirect subsidiaries, MCE (Philippines) Investments Limited (“MCE Investments”) and MCE (Philippines) Investments No.2 Corporation (“MCE Investments No.2”), entered into an acquisition agreement (the “Acquisition Agreement”) with the then major shareholders of MCP, Interpharma Holdings and Management Corporation (“Interpharma”) and Pharma Industries Holdings Limited (collectively referred to as the “Selling Shareholders”), subject to certain conditions precedent, to acquire from the Selling Shareholders an aggregate of 93.06% of the issued share capital of MCP (the “Acquisition”).

Simultaneously with the execution of the Acquisition Agreement on December 7, 2012, MCP entered into i) a deed of assignment with Interpharma in respect of the sale of its ownership interest in its then wholly-owned subsidiary, Interphil Laboratories, Inc. and ii) a deed of assignment with Mercator Holdings and Management Corporation, in respect of the sale of its ownership interest in its then wholly-owned subsidiary, Lancashire Realty Holding Corporation.

The Acquisition was completed on December 19, 2012, MCE, through MCE Investments No.2 and MCE Investments acquired 255,270,156 Class A shares (61.95%) and 128,211,204 Class B shares (31.11%) in MCP, respectively, in aggregate representing 93.06% equity shares of MCP from the Selling Shareholders (the “Acquisition Transaction”).

On December 27, 2012, MCE Investments sold 20,191,100 Class B shares in MCP (4.9%) to a third party.

On February 19, 2013, the stockholders of MCP approved the declassification of the existing PHP900 million authorized capital stock of MCP, consisting of 60% Class A shares and 40% Class B shares to a single class of common stock and denial of pre-emptive rights and the increase in MCP’s authorized capital stock to PHP5.9 billion divided into 5.9 billon shares with par value of PHP1 per share from authorized capital stock of PHP900 million divided into 900 million shares with par value of PHP1 per share.

On March 5, 2013, the Philippine Securities and Exchange Commission (“SEC”) approved the declassification of the capital stock of MCP to a single class of common stock and denial of pre-emptive rights. On April 8, 2013, the SEC also approved the increase in authorized share capital stock of MCP.

On March 20, 2013, MCP entered into a subscription and share sale agreement (the “Subscription and Share Sale Agreement”) with MCE Investments, which required MCE Investments to issue a subscription notice on the same date to MCP for subscription of 2,846,595,000 common shares of MCP at par value of PHP1 per share at total consideration of PHP2,846,595,000 (the “Share Subscription Transaction”). The total consideration of PHP2,846,595,000 was fully settled by MCE Investments to MCP in four installments on January 30, March 22, March 25 and March 26, 2013. The amount was shown as Deposit for future stock subscriptions amount as of March 31, 2013. The Share Subscription Transaction which was subject to the SEC’s approval for the increase in MCP’s authorized capital stock as mentioned above, was completed on April 8, 2013.

As of March 31, 2013 and December 31, 2012, MCE through MCE Investments and MCE Investments No.2, held an indirect ownership in MCP of 88.16%. Details of the acquisition by MCE Investments of all of the shares in MCE Holdings is set out on Note 1 (b) of the Company’s unaudited consolidated financial statements as of March 31, 2013.

The Company and MCE Investments recently completed a Placing and Subscription Transaction, under which MCE Investments offered and sold in a private placement to various institutional investors of 981,183,700 shares of stock in the Company at PHP14.00 per share (the “Offer”). In connection with the Offer, MCE Investments granted an over-allotment option of up to 117,075,000 shares of the Company to a stabilizing agent. MCE Investments then used the proceeds of the placing transaction to subscribe to an equivalent number of shares in MCP at the subscription price of PHP14.00 per share. The Offer shares were crossed through the Philippine Stock Exchange on April 24, 2013 and settlement for the Offer shares occurred on April 29, 2013.

Subsidiaries of MCP and Group Reorganization

Before the Asset Acquisition Transaction as described below, MCE Investments holds 8,310,000 subscriber shares with par value of PHP1 per share of MCE Holdings at inception date. On February 18, 2013, the SEC approved the increase in authorized capital stock of MCE Holdings to PHP200,000,000 divided into 200,000,000 common shares with par value of PHP1 per share from authorized capital stock of PHP33,240,000 divided into 33,240,000 common shares with par value of PHP1 per share. On February 19, 2013, MCE Investments subscribed additional 139,584,500 common shares of MCE Holdings with par value of PHP1 per share at total consideration of PHP2,845,930,703 (the “Additional Subscription Transaction”). Immediately after the Additional Subscription Transaction, MCE Investments holds 147,894,500 issued and outstanding common shares of MCE Holdings with par value of PHP1 per share.

On March 20, 2013, pursuant to the terms of the Subscription and Share Sale Agreement, MCP entered into a deed of assignment with MCE Investments, which MCP acquired all equity interests of MCE Investments in MCE Holdings, consisting of 147,894,500 issued and outstanding common shares with a par value of PHP1 per share, at a consideration of PHP7,198,590,000 (the “Asset Acquisition Transaction”). MCE Holdings holds 100% direct ownership interests in MCE Holdings No.2, which in turn holds 100% direct ownership interests in MCE Leisure (collectively referred to the “MCE Holdings Group”). As a result of the Asset Acquisition Transaction, MCE Holdings Group become wholly-owned subsidiaries of MCP.

As of March 31, 2013, MCP’s wholly-owned subsidiaries included MCE Holdings, MCE Holdings No.2 and MCE Leisure. MCE Holdings, MCE Holdings No.2 and MCE Leisure were all incorporated in the Philippines and were registered with the SEC on August 13, 2012, August 22, 2012 and August 30, 2012, respectively. The primary purpose of MCE Holdings and MCE Holdings No.2 is investment holding and the primary purpose of MCE Leisure is to develop and operate tourist facilities, including hotel casino entertainment complexes with hotel, retail and amusement areas and themed development components.

Activities of MCE Holdings Group

On July 5, 2012, MCE, through its indirect subsidiary, MPEL Projects Limited, entered into a memorandum of agreement (the “MOA”) with SMIC, SM Land, Inc., SM Hotels and Conventions Corporation (formerly SM Hotels Corporation), SM Commercial Properties, Inc. and SM Development Corporation (collectively, the “SM Group”), Belle and PLAI (collectively, the “Philippine Parties”) for the development of an integrated resort project located within Entertainment City, Manila comprising a casino, hotel, retail and entertainment complex. Further to the MOA, on October 25, 2012, MCE Holdings Group i) together with certain of its affiliated companies entered into a closing arrangement agreement (the “Closing Arrangement Agreement”); and ii) entered into a cooperation agreement (the “Cooperation Agreement”) and other related arrangements with the Philippine Parties; and MCE Leisure entered into a lease agreement (the “Lease Agreement”) with Belle, for the Project.

On March 13, 2013, the date on which the conditions to closing under the Closing Arrangement Agreement were fulfilled, or waived, the Cooperation Agreement and the Lease Agreement became effective, with minor changes to the original terms. In addition, MCE Holdings Group and the Philippine Parties entered into an operating agreement (the “Operating Agreement”) on March 13, 2013, pursuant to which MCE Leisure has been granted the exclusive right to manage, operate and control the Project.

Provisional License

On December 12, 2008, PAGCOR issued a provisional license (the “Provisional License”) for the development of the Philippines Project to the SM Group and PLAI. On November 23, 2011, PAGCOR approved the inclusion of Belle as a licensee under the Provisional License. On October 25, 2012, further to the Cooperation Agreement as mentioned above, PAGCOR acknowledged the inclusion of, amongst others, MCE Leisure as a co-licensee, as well as the “special purpose entity”, to take effect as of the effective date of the Cooperation Agreement, allowing MCE Leisure to be the operator to operate the casino business and as representative for itself and on behalf of the other co-licensees under the Provisional License in their dealings with PAGCOR. The Cooperation Agreement became effective on March 13, 2013, the date on which closing under the Closing Arrangement Agreement dated October 25, 2012 occurred. As a result, MCE Holdings Group and the Philippine Parties together became co-licensees (the “Licensees”) under the Provisional License granted by PAGCOR for the establishment and operation of the Project. The Provisional License, as well as any regular license to be issued to replace it upon satisfaction of certain conditions, is concurrent with section 13 of Presidential Decree No. 1869 (the “PAGCOR Charter”), will expire on July 11, 2033.

PRE-OPERATING RESULTS

The following will be the key performance indicators of the Group when it starts commercial operations in mid-2014:

1.	Adjusted EBITDA: Earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, and other non-operating income and expenses
2.	Revenue Growth: Measures the percentage change in revenue over a period of time. It is regularly monitored on a per product and per client basis.
3.	Net Income: Measures the profitability of the company.
4.	Basic Earnings Per Share: Measures how much a stockholder earns in the Net Income of the Company. Basic Earnings per share is calculated by dividing Net Income by the weighted number of common shares issued and outstanding during a particular period of time.
5.	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.
6.	Rolling chip win rate: rolling chip table games win as a percentage of rolling chip volume.
7.	Mass market table games drop: the amount of table games drop in the mass market table games segment.
8.	Mass market table games hold percentage: mass market table games win as a percentage of mass market table games drop.
9.	Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues.
10.	Gaming machine handle (volume): the total amount wagered in gaming machines.
11.	Gaming machine win rate: gaming machine win expressed as a percentage of gaming machine handle.

These performance indicators are not applicable as of March 31, 2013 when the Company and the Group had no commercial operations.

PRE-OPERATING RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2013

As a result of the foregoing discussion on Group Reorganization and Asset Acquisition Transaction, the MCE Holdings Group was deemed to be the accounting acquirer for accounting purposes. The acquisition was accounted for similar to a reverse acquisition following the guidance provided by the standard. In a reverse acquisition, the legal parent, MCP is identified as the acquiree for accounting purposes because based on the substance of the transaction, the legal subsidiary, MCE Holdings Group is adjudged to be the entity that gained control over the legal parent. Accordingly, the unaudited consolidated financial statements of MCP have been prepared as a continuation of the financial statements of the MCE Holdings Group. The MCE Holdings Group has accounted for the acquisition of MCP on December 19, 2012, which was the date when MCE through MCE Investments and MCE Investments No.2 acquired control of MCP.

The comparative financial information as of March 31, 2012 have not been presented in the unaudited consolidated financial statements as all companies within the MCE Holdings Group were incorporated on or after August 13, 2012. The financial information as of December 31, 2012 presented in the unaudited consolidated financial statements as of March 31, 2013 are retroactively adjusted to reflect the legal capital (i.e., the number and type of Capital stock issued, Additional paid-in capital and Cost of treasury shares held) of MCP. The adjustment, which is the difference between the capital structure of the MCE Holdings Group and MCP, is recognized as part of Equity reserve in the unaudited consolidated balance sheets.

The following table shows a summary of the pre-operating results of the Company for the three months ended March 31, 2013 as derived from the accompanying unaudited consolidated financial statements.

For the Three Months Ended March 31, 2013
Operating costs and expenses (PHP000)	(193,156)
Non-operating expenses (PHP000)	(145,520)
Net Loss (PHP000)	(338,676)
Basic/diluted loss per share (PHP)	(0.822)

We are currently in the development stage, and as a result there is no revenue and cash provided by our intended operations. Accordingly, the activities reflected in our consolidated statements of operations mainly relate to operating costs and expenses and non-operating expenses including general and administrative expenses, amortization of contract acquisition costs, development costs, pre-opening costs, interest income, interest expenses and foreign exchange loss, net. Consequently, as is typical for a development stage company, we have incurred losses to date and expect these losses to continue to increase until we commence commercial operations with the planned opening of the Project which is expected in mid-2014.

Consolidated comprehensive loss for the three months period ended March 31, 2013 was PHP338.7 million primarily related to general and administrative expenses, development costs, pre-opening costs, as well as the interest expenses as a result of continuous development of the Project.

General and administrative expenses for the period ended March 31, 2013 amounted to PHP66.2 million, primarily consist of documentary stamp duty and SEC filing fee related to increase in the share capital of the MCE Holdings Group companies as well as legal and other professional fees incurred for the Project funding.

Amortization of contract acquisition costs for the three months period ended March 31, 2013 of PHP4.3 million represented the consideration paid to Belle for termination of various agreements with a third party in accordance with the Closing Arrangement Agreement and this amount is amortized over the term of the operating agreement. Please refer to note 9 to the unaudited consolidated financial statements for details.

Development costs for the three months period ended March 31, 2013 amounted to PHP79.9 million primarily consist of legal and other professional fees incurred closing of the Closing Arrangement Agreement. Please refer to note 14 to the unaudited consolidated financial statements for details.

Pre-opening costs were PHP42.7 million, primarily relate to project management fee charged from MCE or its subsidiaries during the period ended March 31, 2013.

Interest expenses of PHP142.6 million represented the interest on obligation under finance lease in relation to a Lease Agreement of the building with Belle, effective from March 13, 2013. For details of the lease agreement, please refer to note 18 to the unaudited consolidated financial statements for details.

TRENDS, EVENTS OR UNCERTAINTIES AFFECTING RECURRING REVENUES AND PROFITS

Upon commencement of the Group’s intended business and operation, the Group will be exposed to a number of trends, events and uncertainties, which can affect its recurring revenues and profits. These include levels of general economic activity, as well as certain cost items, such as operating cost, labor, fuel and power. The Group will collect revenues and pay expenses in various currencies and the appreciation and depreciation of other major currencies against the Philippine peso, may have a negative impact on the Group’s reported levels of revenues and profits.

FINANCIAL CONDITION AND BALANCE SHEET

There were certain significant changes in the unaudited Consolidated Balance Sheet as of March 31, 2013 versus December 31, 2012:

(i)	Upon the Lease Agreement becoming effective on March 13, 2013, the Group accounted for the lease of certain of the building structures as finance lease assets and obligation under finance lease (current and non-current) at a total amount of PHP11.8 billion. In addition, the Group also capitalized contract acquisition costs of PHP1.1 billion in accordance with the closing arrangement as detailed in note 9 to the unaudited consolidated financial statements for details.

(ii)	Under the provisional license granted by PAGCOR, it is a requirement that the Group to set-up an escrow account maintaining balance of US$50 million until the Project’s completion. For details, please refer to note 8 to the unaudited consolidated financial statement.

(iii)	Reverse acquisition accounting as explained above upon completion of Asset Acquisition Transaction on March 20, 2013.

Balance sheet accounts as of March 31, 2013 with variance of plus or minus 5% against December 31, 2012(#) are discussed, as follows:

In thousands Philippine Peso, except % change data	March 31, 2013	December 31, 2012	Change
Current assets	1,322,315	1,152,723	15%
Non-current assets	15,426,346	97,709	15688%
Total assets	16,748,661	1,250,432	1239%

Current liabilities	6,717,301	192,790	3384%
Non-current liabilities	10,820,552	—	N/A
Total liabilities	17,537,853	192,790	8997%
Equity	(789,192)	1,057,642	-175%

#	The financial information as of December 31, 2012 presented in the unaudited consolidated financial statements as of March 31, 2013 are retroactively adjusted to reflect the reverse acquisition accounting.

Current Assets

1.	Cash and cash equivalents increased by PHP153.2 million, which is the net result of funding from MCE Investments, partially offset by the payments made for the Project during the period presented;
2.	Prepayments and other current assets by PHP16.4 million, which was mainly due to the increase in input VAT on rental expenses paid to Belle by PHP11.3 million and current portion of prepaid rent by PHP5.3 million.

Noncurrent Assets

1.	Property and equipment increased by PHP12.1 billion, mainly due to the recognition of the leased building structures as finance lease assets of PHP11.8 billion as discussed in aforesaid paragraph and additional capital expenditures mainly in construction in progress by PHP296.8 million incurred during the three months period ended March 31, 2013. The depreciation will commence when the assets are ready for their intended use.
2.	Contract acquisition costs increased by PHP1.1 billion net of amortization as discussed in aforesaid paragraph.
3.	Other noncurrent assets increased by PHP170.8 million primarily as a result of recognition non-current portion of prepaid rent of PHP102.1 million and security deposit of PHP68.1 million under the Lease Agreement as detailed in Note 10 to the unaudited consolidated financial statements.
4.	Restricted cash increased by PHP2 billion due to the escrow account as required under Provisional license granted by PAGCOR as mentioned above.

Current Liabilities

1.	Accrued expenses, other payables and other current liabilities increased by PHP236.0 million mainly relate to increase in accruals for fit-out construction costs by PHP147.4 million, unpaid portion of obligation under finance lease of PHP80.0 million as well as increase in accruals for legal and professional fee and taxes and licenses of PHP33.7 million.
2.	Current portion of obligation under finance lease increased by PHP1 billion. It represented the lease payments that are due within one year. For details, please refer to Note 18 to the unaudited consolidated financial statements.
3.	Amounts due to affiliated companies, ultimate holding companies and intermediate holding company increased by PHP5.3 billion which is primarily resulted from the unpaid amount of PHP4.4 billion due to MCE Investments related to the Asset Acquisition Transaction and MCE Investments’ funds advanced to MCP of PHP815 million. Please refer to note 15 to the unaudited consolidated financial statements for nature and details of the related party transactions for the period ended March 31, 2013.

Noncurrent Liabilities

1.	Non-Current portion of obligation under finance lease increased by PHP10.8 billion. It represented the lease payments that are due more than one year. For details, please refer to Note 18 to the unaudited consolidated financial statements.

Equity

1.	Deposit for future stock subscriptions increased by PHP2.8 billion as a result of subscriptions of common share by MCE Investments on March 20, 2013 which was approved by SEC subsequent to period end. For details, please refer to Note 12 to the unaudited consolidated financial statements for details.
2.	Equity reserve consists of the net difference between the cost of MCP to acquire MCE Holdings and the legal capital of the latter at the date of reverse acquisition plus the retained earnings of MCP as of December 19, 2012, the date when MCP was acquired by MCE. For movement during the period, please refer to Note 12 to the unaudited consolidated financial statements.

3.	Deficit increased by PHP338.7 million to PHP388.5 million as of March 31, 2013 from PHP49.8 million as of December 31, 2012 was solely due to the net loss recognized during the period.

LIQUIDITY AND CAPITAL RESOURCES

The table below shows the Group’s unaudited consolidated cash flows for the three months ended March 31, 2013:

For the Three Months Ended March 31, 2013
In thousands Philippine peso
Net csh used in operating activities	(81,809)
Cash used in investing activities	(6,267,046)
Net cash provided by financing activities	6,502,092
Effect of foreign exchange on cash and cash equivalents	(65)

Net incease in cash and cash equivalents	153,172
Cash and cash equivalents at beginning of period	1,152,022

Cash and cash equivalents at end of period	1,305,194

Cash and cash equivalents increased by 13.3% as of March 31, 2013 mainly due to the net effect of the following:

For the three months ended March 31, 2013, the Group registered a negative cash flow from operating activities of PHP81.8 million with the primary reasons for the negative cash flow was due to a continuous development of the Project as discussed aforesaid sections.

Cash used in investing activities amounted to PHP6,267 million for the three months period ended March 31, 2013 include: (i) cash used in reverse acquisition of PHP2.8 billion as detailed in Note 1(b) and 2 to the unaudited consolidated financial statements; (ii) increase in restricted cash of PHP2 billion for escrow account as discussed in the foregoing; (iii) contract acquisition costs and security deposit payments to Belle for PHP1.3 billion as well as (iv) capital expenditure payments of PHP90.3 million.

The Group has also made significant financing activities. Cash used in the period mainly represented (i) fund transfer from MCE Investments of PHP811.7 million, (ii) deposit for future stock subscriptions of PHP2.8 billion as detailed in Note 12 to the unaudited consolidated financial statements and (iii) net proceeds from capital stock issuance of legal subsidiary of PHP2.8 billion.

The table below shows the Group’s unaudited capital resources as of March 31, 2013 and December 31, 2012:

	For the Three Months Ended March 31, 2013	For the Year Ended December 31, 2012	% Change 2013 vs 2012
In Millions, except % change data
(Capital Deficiency) Equity	(789.2)	1,057.6	-175%
Total (Capital Deficiency) Capital	(789.2)	1,057.6	-175%

Except for the obligations under finance lease, no debt was incurred for the three months period ended March 31, 2013 and December 31, 2012. Total capital dropped by 175% to a capital deficiency of PHP789.2 million as of March 31, 2013 from a capital of PHP1,057 million as of December 31, 2012. The decrease was the result of (i) the net loss of PHP338.7 million during the period and (ii) the net difference between the cost of MCP to acquire MCE Holdings Group and the legal capital of the latter at the date of reverse acquisition plus the retained earnings of MCP as of December 19, 2012, the date when MCP was acquired by MCE, partially offset by the deposit for future stock subscriptions of PHP2.8 billion as discussed above.

Shareholder Loan Facility

On April 12, 2013, MCE Leisure entered into a commitment letter (the “Commitment Letter”) with MCE Investments or an affiliate, acting as the lender, for a senior secured shareholder loan facility (“Shareholder Loan Facility”) in an aggregate amount up to US$ 342.0 million (approximately PHP13.9 billion) or such greater amount as may be agreed between MCE Investments and MCE Leisure, which is denominated in US dollars. The Commitment Letter sets out the terms and conditions on which MCE Investments are willing to act as a lender of the Shareholder Loan Facility to be provided to MCE Leisure. These terms and conditions include the principal terms of the Shareholder Loan Facility and conditions precedent to entering into definitive documentation of the Shareholder Loan Facility. The proceeds of the Shareholder Loan Facility are expected to fund fit-out and other costs of the Project.

An expected condition precedent to drawdowns under the Shareholder Loan Facility is that any indebtedness under the Shareholder Loan Facility is guaranteed by the Parent Company and its subsidiaries (the “Guarantors”) and is secured by first priority security over the issued share capital of each Guarantors and MCE Leisure (other than the Parent Company) and first priority asset security from all Guarantors and MCE Leisure. The Shareholder Loan Facility matures on date which is seven years after the signing date of the definitive documentation of the Shareholder Loan Facility (the “Signing Date”) and is subject to quarter amortization payments commencing on the earlier of (i) six months after the opening of the Project and (ii) two years after the Signing Date. The individual drawdowns under the Shareholder Loan Facility are expected to be subject to certain conditions precedents, including certification as to uses of proposed drawdown. Borrowings under the Shareholder Loan Facility bear interest at a fixed rate of 5% per annum, accrued prior to the first interest payment date. The Shareholder Loan Facility is expected to include a tax gross up provision requiring MCE Leisure to pay without any deduction or withholding for or on account of tax.

Top up placement

On April 24, 2013, MCP entered into a subscription agreement (the “Subscription Agreement”) with MCE Investments, whereas, concurrently with the execution of the Subscription Agreement, i) MCP and MCE Investments executed a placing agreement (the “Placing Agreement”) with certain third parties (the “Joint Lead Managers”), with respect to the offer (the “Offer”) and sale to purchasers procured by the Joint Lead Managers of 981,183,700 common shares of MCP (the “Firm Shares”), with par value of
PHP1 per share, at the offer price of PHP14 per Offer Share (the “Offer Price”), and ii) MCE Investments executed a greenshoe agreement (the “Greenshoe Agreement”) with respect to the grant of an over-allotment option (the “Over-allotment Option”), which may be exercised by one of the Joint Lead Managers as the stabilizing agent. Under the Over-allotment Option, MCE Investments may be required to sell up to an additional 117,075,000 common shares of MCP, at a price equivalent to the Offer Price per share, solely to cover over-allotments (the “Option Shares”). The Firm Shares and as many of the Option Shares as are required to be sold are referred to as the “Offer Shares”.

MCP did not receive any proceeds directly from the Offer, but MCE Investments agreed to subscribe for, and MCP agreed to issue, new common shares of MCP in an amount equal to the aggregate number of Firm Shares sold by MCE Investments in the Offer (the “Subscription Shares”) and the aggregate number of Options Shares actually sold by MCE Investments as a result of the exercise by the stabilizing agent of its Over-allotment Option (the “Additional Subscription Shares”) at a price equivalent to the aggregate Offer Price as described in the Placing Agreement.

Pursuant to the terms and conditions of the Subscription Agreement, MCE Investments agreed to subscribe to the Subscription Shares and the Additional Subscription Shares, if any, out of the authorized capital stock of MCP with par value of PHP1 per share, at the offer price of PHP14 per Subscription Share and Additional Subscription Share. The listing of the Subscription Shares and the Additional Subscription Shares, if any, will be subject to the PSE’s approval. As of April 29, 2013, MCP received approximately PHP13,378 million from the sales of Subscription Shares to MCE Investments.

RISKS RELATED TO FINANCIAL INSTRUMENTS

The Group’s principal financial instruments consist mainly restricted cash of which will be used for the Project. The Group has other financial assets and financial liabilities such as cash and cash equivalents, security deposit, accrued expenses, other payables and other current liabilities, amounts due to affiliated companies, amount due to ultimate holding company and amount due to intermediate holding company which arise directly from its operations.

The main risks arising from the Group’s financial instruments as of and for the three months period ended March 31, 2013 are interest rate risk, credit risk, liquidity risk and foreign exchange risk. Management reviews and approves policies for managing each of these risks. For details, please refer to note 21 to the unaudited consolidated financial statements.

PART II — OTHER INFORMATION

There are no other information not previously report in SEC Form 17-C that need to be reports in this section.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MELCO CROWN (PHILIPPINES) RESORTS CORPORATION (formerly MANCHESTER INTERNATIONAL HOLDINGS UNLIMITED CORPORATION) Issuer

Yuk Man Chung President

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Geoffrey Stuart Davis Treasurer

Appendix I

Melco Crown (Philippines) Resorts Corporation and

Subsidiaries (Formerly Manchester International Holdings

Unlimited Corporation)

Consolidated Financial Statements

March 31, 2013 (Unaudited) and December 31, 2012

and For The Three Months Ended March 31, 2013 (Unaudited)

MELCO CROWN (PHILIPPINES) RESORTS CORPORATION AND SUBSIDIARIES

(Formerly Manchester International Holdings Unlimited Corporation)

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2013 AND DECEMBER 31, 2012

	March 31, 2013 (Unaudited) (Note 2)	December 31, 2012 (Audited) (Note 2)
ASSETS

Current Assets
Cash and cash equivalents (Notes 5, 21 and 22)	PHP1,305,193,913	PHP1,152,021,960
Prepayments and other current assets (Note 6)	17,121,225	701,512

Total Current Assets	1,322,315,138	1,152,723,472

Noncurrent Assets
Property and equipment (Note 7)	12,165,531,347	39,282,296
Contract acquisition costs (Note 9)	1,059,220,198	58,426,475
Other noncurrent assets (Note 10)	170,794,214	—
Restricted cash (Notes 8, 20(c), 21 and 22)	2,030,800,000	—

Total Noncurrent Assets	15,426,345,759	97,708,771

	PHP16,748,660,897	PHP1,250,432,243

LIABILITIES AND (CAPITAL DEFICIENCY) EQUITY

Current Liabilities
Accrued expenses, other payables and other current liabilities (Notes 11, 21 and 22)	PHP316,408,857	PHP80,453,170
Current portion of obligation under finance lease (Notes 18, 21 and 22)	1,000,345,982	—
Amounts due to affiliated companies (Notes 15, 21 and 22)	126,604,266	21,902,555
Amount due to ultimate holding company (Notes 15, 21 and 22)	106,860,493	90,434,179
Amount due to intermediate holding company (Notes 15, 21 and 22)	5,167,081,225	—

Total Current Liabilities	6,717,300,823	192,789,904

Noncurrent Liability
Noncurrent portion of obligation under finance lease (Notes 18, 21 and 22)	10,820,551,658	—

(Capital Deficiency) Equity
Capital stock (Note 12)	562,500,000	562,500,000
Additional paid-in capital	92,679,327	92,679,327
Deposit for future stock subscriptions (Note 12)	2,846,595,000	—
Equity reserve (Notes 2 and 12)	(3,613,990,097)	740,762,969
Deficit	(388,461,687)	(49,785,830)
Cost of treasury shares held (Note 12)	(288,514,127)	(288,514,127)

Total (Capital Deficiency) Equity	(789,191,584)	1,057,642,339

	PHP16,748,660,897	PHP1,250,432,243

See accompanying Notes to Unaudited Consolidated Financial Statements.

MELCO CROWN (PHILIPPINES) RESORTS CORPORATION AND SUBSIDIARIES

(Formerly Manchester International Holdings Unlimited Corporation)

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2013

For the Three Months Ended March 31, 2013 (Note 2)
OPERATING COSTS AND EXPENSES
General and administrative expenses (Note 13)	(PHP66,170,408)
Amortization of contract acquisition costs (Note 9)	(4,341,066)
Development costs (Note 14)	(79,900,169)
Pre-opening costs	(42,744,520)

Total Operating Costs and Expenses	(193,156,163)

NON-OPERATING INCOME (EXPENSES)
Interest income	1,314,393
Interest expenses	(142,623,505)
Foreign exchange loss — net	(4,210,582)

Total Non-operating Expenses	(145,519,694)

NET LOSS	(338,675,857)

OTHER COMPREHENSIVE INCOME	—

TOTAL COMPREHENSIVE LOSS	(PHP338,675,857)

Basic/Diluted Loss Per Share (Note 16)	(PHP0.822)

See accompanying Notes to Unaudited Consolidated Financial Statements.

MELCO CROWN (PHILIPPINES) RESORTS CORPORATION AND SUBSIDIARIES

(Formerly Manchester International Holdings Unlimited Corporation)

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2013

	Capital Stock (Note 12)			Subtotal Capital Stock	Additional Paid-in Capital	Deposit for Stock Subscriptions (Note 12)	Equity Reserve (Note 12)	Deficit	Cost of Treasury Shares Held (Note 12)	Total
	Class A	Class B	Common Stock
Balance at January 1, 2013	PHP 337,500,000	PHP 225,000,000	PHP —	PHP 562,500,000	PHP 92,679,327	PHP —	PHP 740,762,969	(PHP 49,785,830)	(PHP 288,514,127)	PHP 1,057,642,339

Net loss	—	—	—	—	—	—	—	(338,675,857)	—	(338,675,857)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—

Total comprehensive loss	—	—	—	—	—	—	—	(338,675,857)	—	(338,675,857)
Declassification of Class A shares and Class B shares (Note 12)	(337,500,000)	(225,000,000)	562,500,000	—	—	—	—	—	—	—
Deposit for future stock subscriptions (Note 12)	—	—	—	—	—	2,846,595,000	—	—	—	2,846,595,000
Movement of equity reserve (Note 2)	—	—	—	—	—	—	(4,354,753,066)	—	—	(4,354,753,066)

Balance at March 31, 2013	PHP—	PHP—	PHP 562,500,000	PHP 562,500,000	PHP 92,679,327	PHP 2,846,595,000	(PHP 3,613,990,097)	(PHP 388,461,687)	(PHP 288,514,127)	(PHP 789,191,584)

See accompanying Notes to Unaudited Consolidated Financial Statements.

MELCO CROWN (PHILIPPINES) RESORTS CORPORATION AND SUBSIDIARIES

(Formerly Manchester International Holdings Unlimited Corporation)

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2013

For the Three Months Ended March 31, 2013 (Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(PHP338,675,857)
Adjustments for:
Interest income	(1,314,393)
Interest expenses	142,623,505
Amortization of contract acquisition costs	4,341,066
Amortization of prepaid rent	440,797
Contract acquisition costs written off to development costs (Note 9)	64,720,977
Unrealized foreign exchange loss — net	2,677,132

Operating loss before working capital changes	(125,186,773)
Changes in current assets and liabilities:
Increase in prepayments and other current assets	(11,130,490)
Decrease in accrued expenses, other payables and other current liabilities	(2,170,326)
Increase in amounts due to affiliated companies	38,474,350
Increase in amount due to ultimate holding company	17,159,115

Net cash used in operations	(82,854,124)
Interest received	1,045,352

Net cash used in operating activities	(81,808,772)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash used in reverse acquisition (Notes 1(b) and 2)	(2,846,595,000)
Increase in restricted cash	(2,030,800,000)
Increase in contract acquisition costs	(1,123,068,504)
Increase in security deposit	(175,599,470)
Acquisitions of property and equipment	(90,327,098)
Increase in deposit for acquisition of property and equipment	(655,723)

Cash used in investing activities	(6,267,045,795)

CASH FLOWS FROM FINANCING ACTIVITIES
Deposit for future stock subscriptions (Note 12)	2,846,595,000
Net proceeds from capital stock issuance of legal subsidiary	2,843,836,934
Amount due to intermediate holding company	811,659,686

Net cash provided by financing activities	6,502,091,620

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	(65,100)

NET INCREASE IN CASH AND CASH EQUIVALENTS	153,171,953
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,152,021,960

CASH AND CASH EQUIVALENTS AT END OF PERIOD	PHP1,305,193,913

See accompanying Notes to Unaudited Consolidated Financial Statements.

MELCO CROWN (PHILIPPINES) RESORTS CORPORATION AND SUBSIDIARIES

(Formerly Manchester International Holdings Unlimited Corporation)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Business

(a)	Corporate Information

Melco Crown (Philippines) Resorts Corporation (formerly Manchester International Holdings Unlimited Corporation) (herein referred to as “MCP” or the “Parent Company”) is incorporated in the Philippines and registered with the Philippine Securities and Exchange Commission (the “SEC”). The shares of stock of the Parent Company are publicly traded in the Philippine Stock Exchange (the “PSE”).

The Parent Company is engaged in acquiring investments and securities. Its principal place of business is the Philippines and its registered office address is Canlubang Industrial Estate, Bo. Pittland, Cabuyao, Laguna.

On March 5, 2013, the SEC approved the amendments to the articles of incorporation of the Parent Company for change of its corporate name to Melco Crown (Philippines) Resorts Corporation and its registered office address to 10th Floor, Liberty Center, 104 H.V. dela Costa St., Salcedo Village, Makati City, which were approved by the stockholders of MCP on February 19, 2013.

On December 19, 2012, immediately after the Acquisition Transaction as disclosed in Note 1(b), the ultimate holding company of the Parent Company is Melco Crown Entertainment Limited (referred to as “MCE”), a company incorporated in the Cayman Islands with its American depository shares are traded on the NASDAQ Global Select Market in the United States of America and its ordinary shares are traded on the Main Board of The Stock Exchange of Hong Kong Limited in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”).

(b)	Change in Structure and Ownership of MCP

On December 7, 2012, MCE, through its wholly-owned indirect subsidiaries, MCE (Philippines) Investments Limited (“MCE Investments”) and MCE (Philippines) Investments No.2 Corporation (“MCE Investments No.2”), entered into an acquisition agreement (the “Acquisition Agreement”) with the then major shareholders of MCP, Interpharma Holdings and Management Corporation (“Interpharma”) and Pharma Industries Holdings Limited (collectively referred to as the “Selling Shareholders”), subject to certain conditions precedent, to acquire from the Selling Shareholders an aggregate of 93.06% of the issued share capital of MCP (the “Acquisition”).

Simultaneously with the execution of the Acquisition Agreement on December 7, 2012, MCP entered into i) a deed of assignment with Interpharma in respect of the sale of its ownership interest in its then wholly-owned subsidiary, Interphil Laboratories, Inc. and ii) a deed of assignment with Mercator Holdings and Management Corporation, in respect of the sale of its ownership interest in its then wholly-owned subsidiary, Lancashire Realty Holding Corporation.

The Acquisition was completed on December 19, 2012, MCE, through MCE Investments No.2 and MCE Investments acquired 255,270,156 Class A shares (61.95%) and 128,211,204 Class B shares (31.11%) in MCP, respectively, in aggregate representing 93.06% equity shares of MCP from the Selling Shareholders (the “Acquisition Transaction”).

On December 27, 2012, MCE Investments sold 20,191,100 Class B shares in MCP (4.9%) to a third party.

On February 19, 2013, the stockholders of MCP approved the declassification of the existing PHP900 million authorized capital stock of MCP, consisting of 60% Class A shares and 40% Class B shares to a single class of common stock and denial of pre-emptive rights and the increase in MCP’s authorized capital stock to PHP5.9 billion divided into 5.9 billon shares with par value of PHP1 per share from authorized capital stock of PHP900 million divided into 900 million shares with par value of PHP1 per share.

On March 5, 2013, the SEC approved the declassification of the capital stock of MCP to a single class of common stock and denial of pre-emptive rights. On April 8, 2013, the SEC also approved the increase in authorized share capital stock of MCP.

On March 20, 2013, MCP entered into a subscription and share sale agreement (the “Subscription and Share Sale Agreement”) with MCE Investments, which required MCE Investments to issue a subscription notice on the same date to MCP for subscription of 2,846,595,000 common shares of MCP at par value of PHP1 per share at total consideration of PHP2,846,595,000 (the “Share Subscription Transaction”). The total consideration of PHP2,846,595,000 in respect of the Share Subscription Transaction was fully settled by MCE Investments to MCP in four instalments on January 30, March 22, March 25 and March 26, 2013. The amount was shown as Deposit for future stock subscriptions in the unaudited consolidated balance sheet as of March 31, 2013. The Share Subscription Transaction which was subject to the SEC’s approval for the increase in MCP’s authorized capital stock as mentioned above, was completed on April 8, 2013.

As of March 31, 2013 and December 31, 2012, MCE through MCE Investments and MCE Investments No.2, held an indirect ownership in MCP of 88.16%.

(c)	Subsidiaries of MCP and Group Reorganization

Before the Asset Acquisition Transaction as described below, MCE Investments holds 8,310,000 subscriber shares with par value of PHP1 per share of MCE Holdings (Philippines) Corporation (herein referred to as “MCE Holdings”) at inception date. On February 18, 2013, the SEC approved the increase in authorized capital stock of MCE Holdings to
PHP200,000,000 divided into 200,000,000 common shares with par value of PHP1 per share from authorized capital stock of PHP33,240,000 divided into 33,240,000 common shares with par value of PHP1 per share. On February 19, 2013, MCE Investments subscribed additional 139,584,500 common shares of MCE Holdings with par value of PHP1 per share at total consideration of PHP2,845,930,703 (the “Additional Subscription Transaction”). Immediately after the Additional Subscription Transaction, MCE Investments holds 147,894,500 issued and outstanding common shares of MCE Holdings with par value of PHP1 per share.

On March 20, 2013, pursuant to the terms of the Subscription and Share Sale Agreement, MCP entered into a deed of assignment with MCE Investments, which MCP acquired all equity interests of MCE Investments in MCE Holdings, consisting of 147,894,500 issued and outstanding common shares with a par value of PHP1 per share, at a consideration of PHP7,198,590,000 (the “Asset Acquisition Transaction”). MCE Holdings holds 100% direct ownership interests in MCE Holdings No.2 (Philippines) Corporation (herein referred to as “MCE Holdings No.2”), which in turn holds 100% direct ownership interests in MCE Leisure (Philippines) Corporation (herein referred to as “MCE Leisure”) (collectively referred to the “MCE Holdings Group”). As a result of the Asset Acquisition Transaction, MCE Holdings Group become wholly-owned subsidiaries of MCP.

As of March 31, 2013, MCP’s wholly-owned subsidiaries included MCE Holdings, MCE Holdings No.2 and MCE Leisure (together with MCP collectively referred to as the “Group”). MCE Holdings, MCE Holdings No.2 and MCE Leisure were all incorporated in the Philippines and were registered with the SEC on August 13, 2012, August 22, 2012 and August 30, 2012, respectively. The primary purpose of MCE Holdings and MCE Holdings No.2 is investment holding and the primary purpose of MCE Leisure is to develop and operate tourist facilities, including hotel casino entertainment complexes with hotel, retail and amusement areas and themed development components.

(d)	Activities of MCE Holdings Group

On July 5, 2012, MCE, through its indirect subsidiary, MPEL Projects Limited, entered into a memorandum of agreement (the “MOA”) with SM Investments Corporation, SM Land, Inc., SM Hotels and Conventions Corporation (formerly SM Hotels Corporation), SM Commercial Properties, Inc. and SM Development Corporation (collectively, the “SM Group”), Belle Corporation (“Belle”) and PremiumLeisure and Amusement, Inc. (“PLAI”) (collectively, the “Philippine Parties”) for the development of an integrated resort project located within Entertainment City, Manila comprising a casino, hotel, retail and entertainment complex (the “Philippines Project”). Further to the MOA, on October 25, 2012, MCE Holdings Group i) together with certain of its affiliated companies entered into a closing arrangement agreement (the “Closing Arrangement Agreement”); and ii) entered into a cooperation agreement (the “Cooperation Agreement”) and other related arrangements with the Philippine Parties; and MCE Leisure entered into a lease agreement (the “Lease Agreement”) with Belle, for the Philippines Project. On March 13, 2013, the date on which the conditions to closing under the Closing Arrangement Agreement were fulfilled, or waived, the Cooperation Agreement and the Lease Agreement became effective, with minor changes to the original terms. In addition, MCE Holdings Group and the Philippine Parties entered into an operating agreement (the “Operating Agreement”) on March 13, 2013, pursuant to which MCE Leisure has been granted the exclusive right to manage, operate and control the Philippines Project. Details of these agreements are further discussed in Note 19.

(e)	Provisional License

On December 12, 2008, the Philippine Amusement and Gaming Corporation (“PAGCOR”) issued a provisional license (the “Provisional License”) for the development of the Philippines Project to the SM Group and PLAI. On November 23, 2011, PAGCOR approved the inclusion of Belle as a licensee under the Provisional License. On October 25, 2012, further to the Cooperation Agreement as mentioned above, PAGCOR acknowledged the inclusion of, amongst others, MCE Leisure as a co-licensee, as well as the “special purpose entity”, to take effect as of the effective date of the Cooperation Agreement, allowing MCE Leisure to be the operator to operate the casino business and as representative for itself and on behalf of the other co-licensees under the Provisional License in their dealings with PAGCOR. The Cooperation Agreement became effective on March 13, 2013, the date on which closing under the Closing Arrangement Agreement dated October 25, 2012 occurred. As a result, MCE Holdings Group and the Philippine Parties together became co-licensees (the “Licensees”) under the Provisional License granted by PAGCOR for the establishment and operation of the Philippines Project. The Provisional License, as well as any regular license to be issued to replace it upon satisfaction of certain conditions, is concurrent with section 13 of Presidential Decree No. 1869 (the “PAGCOR Charter”), will expire on July 11, 2033. Further details of the terms and commitments under the Provisional License are included in Note 20(c).

(f)	Status of Operations for the Philippines Project

The Group and the Philippine Parties are the joint developers of the Philippines Project. MCE Leisure is responsible for the management and operation, as well as for the project’s fit-out, furniture, fixtures and equipment (including gaming equipment), working capital expenses, non-real property improvements and personal property of the Philippines Project, and Belle is responsible for construction of the building structures of the Philippines Project.

The Philippines Project is located on an approximately 6.2-hectare site in Entertainment City. As of March 31, 2013, the construction on the main building structures of the Philippines Project is substantially completed, while the construction of the connecting structures and the fit-out construction of the Philippines Project are ongoing.

2.	Summary of Significant Accounting Policies

Basis of Preparation

The unaudited consolidated financial statements have been prepared under the historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for assets. The unaudited consolidated financial statements are presented in Philippine peso, the functional and presentation currency of the Parent Company and its subsidiaries. All values are rounded off to the nearest peso, unless otherwise indicated.

For statutory reporting purposes, the Parent Company prepares consolidated financial statements every 31st of December.

On March 20, 2013, MCP completed the Asset Acquisition Transaction for acquiring 100% ownership interests in MCE Holdings Group with net assets value of PHP2,609,588,776 from MCE Investments for a consideration of PHP7,198,590,000 (see Note 1(c)). Because MCP does not meet the definition of a business, the MCE Holdings Group was deemed to be the accounting acquirer for accounting purposes. The acquisition was accounted for similar to a reverse acquisition following the guidance provided by the standard. In a reverse acquisition, the legal parent, MCP is identified as the acquiree for accounting purposes because based on the substance of the transaction, the legal subsidiary, MCE Holdings Group is adjudged to be the entity that gained control over the legal parent. Accordingly, the unaudited consolidated financial statements of MCP have been prepared as a continuation of the financial statements of the MCE Holdings Group. The MCE Holdings Group has accounted for the acquisition of MCP on December 19, 2012, which was the date when MCE through MCE Investments and MCE Investments No.2 acquired control of MCP (see the Acquisition Transaction in Note 1(b)).

The comparative financial information as of March 31, 2012 has not been presented in the unaudited consolidated financial statements as all companies within the MCE Holdings Group were incorporated on or after August 13, 2012. The audited consolidated balance sheet as of December 31, 2012 presented in the unaudited consolidated financial statements as of March 31, 2013, for comparative purposes, are retroactively adjusted to reflect the legal capital (i.e., the number and type of Capital stock issued, Additional paid-in capital and Cost of treasury shares held) of MCP. The adjustment, which is the difference between the capital structure of the MCE Holdings Group and MCP, is recognized as part of Equity reserve in the unaudited and audited consolidated balance sheets as of March 31, 2013 and December 31, 2012, respectively.

Because the unaudited consolidated financial statements represent a continuation of the financial statements of the MCE Holdings Group, except for its capital structure, the consolidation reflects:

(a)	the consolidated assets and liabilities of the MCE Holdings Group (legal subsidiary/accounting acquirer) recognized and measured at their pre-combination carrying amounts, not at their acquisition-date fair values and the assets and liabilities of MCP (legal parent/accounting acquiree) recognized and measured at their acquisition-date fair values (Cash and cash equivalents — PHP1,143,864,492; Prepayments and other current assets — PHP530,154 and Accrued expenses and other current liabilities — PHP45,276,477);

(b)	the combined deficit of the MCE Holdings Group for full period together with the post-combination results of MCP from December 19, 2012, the date when MCP was acquired by MCE (i.e., not those of MCP);

(c)	the total capital deficiency is that of the MCE Holdings Group and MCP, but the legal capital would be that of MCP;

(d)	any difference between (1) the consolidated net assets of the MCE Holdings Group and the net assets (liabilities) of MCP, and (2) the combined deficit of the MCE Holdings Group for full period together with the post-combination results of MCP from December 19, 2012 and the sum of legal capital of MCP and the consideration of the Assets Acquisition Transaction, shall be accounted for as Equity reserve in the unaudited and audited consolidated balance sheets as of March 31, 2013 and December 31, 2012, respectively; and

(e)	the unaudited consolidated statement of comprehensive income for the three months ended March 31, 2013 reflects that of MCE Holdings Group together with MCP for the full period.

Reverse acquisition applies only to the consolidated financial statements of MCP. The Parent Company financial statements will continue to represent MCP as a stand-alone entity as at March 31, 2013 and December 31, 2012.

Statement of Compliance

The Group’s unaudited consolidated financial statements have been prepared in conformity with PFRS. PFRS includes both standard titles PFRS and Philippine Accounting Standards (“PAS”) and Philippine Interpretations based on equivalent interpretations from International Financial Reporting Interpretations Committee (“IFRIC”) as issued by the Financial Reporting Standards Council (“FRSC”).

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and cash in banks which are unrestricted as to withdrawal and use.

Restricted Cash

Restricted cash represents cash in escrow account as required in the Provisional License issued by PAGCOR for the development of the Philippines Project.

Financial Assets and Liabilities

Date of Recognition. The Group recognizes a financial asset or a financial liability in the unaudited and audited consolidated balance sheets when it becomes a party to the contractual provisions of the instrument. In the case of a regular way purchase or sale of financial assets, recognition and derecognition, as applicable, are done using trade date accounting.

Initial and Subsequent Recognition of Financial Instruments. Financial instruments are recognized initially at fair value, which is the fair value of the consideration given (in case of an asset) or received (in case of a liability). The initial measurement of financial instruments, except for those at fair value through profit or loss, includes transaction cost.

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. Financial liabilities are classified as financial liabilities at fair value through profit or loss or other financial liabilities. The classification depends on the purpose for which the instruments were acquired or liabilities incurred and whether they are quoted in an active market. Management determines the classification at initial recognition and, where allowed and appropriate, re-evaluates this classification at every balance sheet date. The Group has no financial assets or liabilities at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets as of March 31, 2013 and December 31, 2012.

Determination of Fair Value. The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market price or dealer price quotations (bid price for long positions and asking price for short positions), without any deduction for transaction costs. When current bid and asking prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances since the time of the transaction.

For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, options pricing models, and other relevant valuation models.

“Day 1” Profit. Where the transaction price in a non-active market is different from the fair value of other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable market, the Group recognizes the difference between the transaction price and fair value (a “Day 1” profit) in the unaudited consolidated statement of comprehensive income unless it qualifies for recognition as some other type of asset. In cases where unobservable data is used, the difference between the transaction price and model value is only recognized in the unaudited consolidated statement of comprehensive income when the inputs become observable or when the instrument is derecognized. For each transaction, the Group determines the appropriate method of recognizing the “Day 1” profit amount.

Loans and Receivables. Loans and receivables are nonderivative financial assets with fixed or determinable payments and fixed maturities that are not quoted in an active market. After initial measurement, loans and receivables are subsequently carried at amortized cost using the effective interest method, less any allowance for impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and includes fees and costs that are an integral part of the effective interest. Gains and losses are recognized in the unaudited consolidated statement of comprehensive income when the loans and receivables are derecognized or impaired, as well as through the amortization process. Loans and receivables are included in current assets if maturity is within 12 months from the balance sheet date, otherwise, these are classified as noncurrent assets.

This category includes cash and cash equivalents, restricted cash and security deposit included under other noncurrent assets (see Note 10). The carrying values and fair values of loans and receivables are disclosed in Note 22.

Other Financial Liabilities. This category pertains to financial liabilities that are not held for trading or not designated as at fair value through profit or loss upon the inception of the liability. These include liabilities arising from operations and loans and borrowings.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in the unaudited consolidated statement of comprehensive income when the liabilities are derecognized, as well as through the amortization process. Other financial liabilities are included in current liabilities if maturity is within 12 months from the balance sheet date, otherwise, these are classified as noncurrent liabilities.

This category includes accrued expenses, other payables and other current liabilities (see Note 11), current and noncurrent portion of obligation under finance lease (see Note 18), amounts due to affiliated companies, ultimate holding company and intermediate holding company (see Note 15). The carrying values and fair values of other financial liabilities are disclosed in Note 22.

Impairment of Financial Assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Objective evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Assets Carried at Amortized Cost. If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset shall be reduced either directly or through the use of an allowance account. The amount of loss shall be charged to current operations. Interest income continues to be accrued on the reduced carrying amount based on the original effective interest rate of the asset. Loans and receivables together with the associated allowance are written-off at each balance sheet date when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group.

The Group first assesses whether an objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the unaudited consolidated statement of comprehensive income to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

Derecognition of Financial Assets and Liabilities

Financial Assets. A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	the rights to receive cash flows from the asset have expired;

•	the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a “pass-through” arrangement; or

•

the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial Liabilities. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the unaudited consolidated statement of comprehensive income.

Offsetting of Financial Instruments

Financial assets and liabilities are offset and the net amount is reported in the unaudited and audited consolidated balance sheets if, and only if, there is currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. This is generally not the case with master netting agreements and the related assets and liabilities are presented at gross amounts in the unaudited and audited consolidated balance sheets.

Property and Equipment

Property and equipment including buildings (classified as finance lease) held for use in the production or supply of goods and services, or for administrative purposes, is stated at cost, excluding the costs of day-to-day servicing, less accumulated depreciation, amortization and any impairment in value. Property and equipment under construction are carried at cost less any recognized impairment losses, if any.

The initial cost of property and equipment consists of its purchase price and any directly attributable costs in bringing the asset to its working condition and location for its intended use. Such cost includes the cost of replacing part of such property and equipment when that cost is incurred and the recognition criteria are met. Property and equipment also includes, if any, costs of dismantlement, removal or restoration, the obligation for which the entity incurs when it installs or uses the assets.

Property and equipment with a finite useful life is depreciated on a straight-line basis over the asset’s estimated useful life. Estimated useful lives are as follows:

Classification	Estimated Useful Life
Building under finance lease	25 years or over the term of the lease agreement, whichever is shorter
Motor vehicle	5 years
Office equipment	3 to 4 years

The assets’ residual values, useful lives and depreciation and amortization method are reviewed, and adjusted if appropriate, at each balance sheet date, to ensure that the periods and method of depreciation and amortization are consistent with the expected pattern of economic benefits from the items of property and equipment.

When each major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement, if the recognition criteria are satisfied.

When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation, amortization and any impairment in value are removed from the accounts and any resulting gain or loss is credited or charged to the unaudited consolidated statement of comprehensive income.

Fully depreciated assets are retained in the accounts until they are no longer in use and no further depreciation and amortization is charged to current operations.

During the process of design and construction of the Philippines Project’s fit-out under the Cooperation Agreement, direct and incremental costs related to the design and construction of the project’s fit-out, including costs under the design and construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs and applicable portion of finance interest cost are capitalized to appropriate categories of property and equipment. The capitalization of such costs begins when the design and construction of the project’s fit-out starts and ceases once it is substantially completed or design and construction activity of the project’s fit-out is suspended for more than a brief period.

Depreciation expense related to capitalized cost of the project’s fit-out is recognized from the time each asset is placed in service and it will be depreciated over the term of the Operating Agreement or estimated useful life of the asset, whichever is shorter and tested for impairment if there is an indication that the asset may be impaired. This may occur at different stages as hotel casino entertainment complex are completed and opened.

Assets held under finance leases are depreciated when the asset is ready for intended use over their expected useful lives on the same basis as owned assets. However, when there is no reasonable certainty than ownership will be obtained by the end of the lease term, assets are depreciated over the shorter of the lease term and their useful lives.

Intangible Assets

Contract Acquisition Costs

Certain costs incurred by MCE Leisure to obtain various agreements in its capacity as the sole and exclusive operator and manager of the casino project have been capitalized as contract acquisition costs. These costs include considerations paid to Belle for termination of various agreements with a third party upon completion of the Closing Arrangement Agreement on March 13, 2013 and the amounts paid to third parties and other directly attributable costs in obtaining the contracts such as legal fees, documentary stamps tax on the agreements and other professional fees incurred in the contract negotiations.

Upon completion of the Closing Arrangement Agreement and the effective of the Lease Agreement on March 13, 2013, the portion of the contract acquisition costs incurred in relation to the contract negotiations classified as operating lease is immediately written off to the Development costs (see Note 14), with the remaining portion incurred in relation to the contract negotiations classified as building under finance lease is capitalized to the finance lease asset. As of March 31, 2013, the contract acquisition costs, which represents the consideration paid to Belle for termination of various agreements as mentioned above, is amortized over the term of the Operating Agreement and tested for impairment if there is an indication that the asset may be impaired.

Impairment of Non-financial Assets

The carrying values of non-financial assets, including property and equipment and contract acquisition costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amounts, the assets or cash-generating units are written down to their recoverable amounts. The recoverable amount of the asset is the greater of fair value less costs to sell or value in use. The fair value is the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment loss, if any, is recognized in the unaudited consolidated statement of comprehensive income in those expense categories consistent with the function of the impaired asset.

An assessment is made at each balance sheet date as to whether there is any indication that previously recognized impairment losses, if any, may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the unaudited consolidated statement of comprehensive income. After such a reversal, the depreciation and amortization charges are adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pretax rate that reflects current market assessment of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

Capital Stock

Capital stock is measured at par value for all shares issued. Incremental costs incurred that are directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax. Proceeds and/or fair value of considerations received in excess of par value, if any, are recognized as additional paid-in capital.

Deposit for Future Stock Subscription

Deposit for future stock subscriptions represents the additional capital invested by the stockholders that will be credited to capital stock upon approval by the SEC of the Parent Company’s application for increase in its authorized capital stock, which was subsequently approved by the SEC on April 8, 2013.

Equity Reserve

Equity reserve account pertains to the effect of the reverse acquisition discussed in Note 2 under Basis of preparation. The analysis of the equity reserve account is presented in Note 12.

Deficit

Deficit represents the Group’s cumulative net losses. Deficit may also include effect of changes in accounting policy as may be required by the standards’ transitional provisions or amendments to the standards.

Treasury Shares

The Parent Company’s equity instruments which are reacquired are classified as treasury shares, and are deducted from equity at acquisition cost. No gain or loss is recognized in the unaudited consolidated statement of comprehensive income on the purchase, sale, issue or cancellation of the Parent Company’s equity instruments.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits associated with the transaction will flow to the Group and the amount of the revenue can be measured reliably.

The following specific recognition criteria must also be met before revenue is recognized:

Interest Income. Interest income is recognized on a time proportionate basis that reflects as the effective yield on the asset.

Expenses Recognition

Expenses are decreases in economic benefits during the accounting period in the form of outflows or decrease of assets or incurrence of liabilities that result in decreases in equity, other than those relating to distributions to equity participants. Expenses are recognized in the unaudited consolidated statement of comprehensive income in the period these are incurred.

Development Costs

Development costs include costs associated with the Group’s evaluation and pursuit of new business opportunities, which are expensed as incurred.

Pre-opening Costs

Pre-opening costs, consists primarily of expenses related to new or start-up operation, are expensed as incurred.

Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset. A reassessment is made after inception of the lease only if one of the following applies:

(a)	There is a change in contractual terms, other than a renewal or extension of the arrangement;

(b)	A renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term;

(c)	There is a change in the determination of whether fulfillment is dependent on a specified asset; or

(d)	There is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and at the date of renewal or extension period for scenario (b).

As a lessee. Finance leases that transfer substantially all the risks and benefits incidental to ownership of the leased asset to the Group, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the unaudited consolidated statement of comprehensive income.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in the unaudited consolidated statement of comprehensive income on a straight-line basis over the lease term.

For income tax reporting purposes, expenses under operating lease arrangements are treated as deductible expenses in conformity with the terms of the lease agreements.

Foreign Currency Transactions

The Group’s financial statements are presented in the Philippine peso, the functional currency of the Group. Transactions in foreign currencies are initially recorded at the functional currency rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange at the balance sheet date. All differences are taken to the unaudited consolidated statement of comprehensive income. All exchange rate differences including those arising on the settlement of monetary items at rates different from those at which these were recorded are recognized in the unaudited consolidated statement of comprehensive income in the period in which the differences arise.

For income tax reporting purposes, exchange gains or losses are treated as taxable income or deductible expense in the period these are realized.

Income Tax

Current Tax. Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as of the balance sheet date.

Deferred Tax. Deferred tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward benefits of unused tax credit and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized, except:

•

where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Unrecognized deferred tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax assets to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the assets are realized or the liabilities are settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax relating to items recognized outside profit or loss is recognized in correlation to the underlying transaction either in other comprehensive loss or directly in equity.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same tax authority.

Value-Added Tax (“VAT”). Revenue, expenses and assets are recognized net of the amount of value-added tax, except:

•

where the VAT incurred on a purchase of assets or services is not recoverable from the tax authority, in which case the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables that are stated with the amount of VAT included.

The net amount of VAT recoverable from the tax authority is included under Prepayments and other current assets in the unaudited and audited consolidated balance sheets.

Loss Per Share

The Group presents basic and diluted loss per share for its common shares.

Basic loss per share is determined by dividing net loss for the period by the weighted average number of common shares issued and outstanding during the period. Diluted loss per share is computed in the same manner, adjusted for the dilutive effect of any potential common shares.

Since the Parent Company has no potential dilutive common shares, basic and diluted loss per share are stated at the same amount.

Contingencies

Contingent liabilities are not recognized in the unaudited consolidated financial statements. These are disclosed in the notes to unaudited consolidated financial statements unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the unaudited consolidated financial statements but are disclosed in the notes to unaudited consolidated financial statements when an inflow of economic benefits is probable.

Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services within a particular economic environment subject to risks and rewards that are different from those of other segments, which operating results are regularly reviewed by the chief operating decision maker to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available. As of March 31, 2013 and December 31, 2012, the Group did not present the segment reporting as the Group’s Philippines Project which is currently in an early phase of development, had no revenue and incurred insignificant expenses for the three months ended March 31, 2013.

Subsequent Events

Post period-end events that provide additional information about the Group’s financial position at the balance sheet date (adjusting events) are reflected in the unaudited consolidated financial statements. Post period-end events that are not adjusting events are disclosed in the notes to unaudited consolidated financial statements when material.

3.	Accounting Policies Effective During the Period and Future Changes in Accounting Policies

The accounting policies adopted are consistent with those of the previous financial period except for adoption of the following new and amended PFRS as at January 1, 2013. The adoption of these new and amended PFRS and Philippine Interpretations had no significant impact on the unaudited consolidated financial statements:

•	PAS 1, Presentation of Financial Statements — Presentation of Items of Other Comprehensive Income or OCI (Amendments)
•	PAS 19, Employee Benefits (Revised)
•	PFRS 7, Financial instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities (Amendments)
•	PFRS 10, Consolidated Financial Statements
•	PFRS 13, Fair Value Measurement
•	PAS 27, Separate Financial Statements (as revised in 2011)
•	Annual Improvements to PFRSs (2009-2011 cycle)
•	Amendments to PRFS 10, PFRS11 and PFRS12 on transitional guidance

Standards Issued But Not Yet Effective

Standards issued but not yet effective up to the date of issuance of the unaudited consolidated financial statements which are relevant to the Group are listed below. This listing of standards and interpretations issued are those that the Group reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Group intends to adopt these standards when they become effective. Except as otherwise indicated, the Group does not expect the adoption of these new and amended PFRS and Philippine Interpretations to have significant impact on the Group’s financial position or performance.

•	PAS 32, Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities (Amendments)

The amendments clarify the meaning of “currently has a legally enforceable right to set-off” and also clarify the application of the PAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendments to PAS 32 are to be retrospectively applied for annual periods beginning on or after January 1, 2014.

•	PFRS 9, Financial Instruments

PFRS 9, as issued, reflects the first phase on the replacement of PAS 39 and applies to the classification and measurement of financial assets and liabilities as defined in PAS 39, Financial Instruments: Recognition and Measurement. Work on impairment of financial instruments and hedge accounting is still ongoing, with a view to replacing PAS 39 in its entirety. PFRS 9 requires all financial assets to be measured at fair value at initial recognition. A debt financial asset may, if the fair value option (“FVO”) is not invoked, be subsequently measured at amortized cost if it is held within a business model that has the objective to hold the assets to collect the contractual cash flows and its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding. All other debt instruments are subsequently measured at fair value through profit or loss. All equity financial assets are measured at fair value either through other comprehensive income (“OCI”) or profit or loss. Equity financial assets held for trading must be measured at fair value through profit or loss. For FVO liabilities, the amount of change in the fair value of a liability that is attributable to changes in credit risk must be presented in OCI. The remainder of the change in fair value is presented in profit or loss, unless presentation of the fair value change in respect of the liability’s credit risk in OCI would create or enlarge an accounting mismatch in profit or loss. All other PAS 39 classification and measurement requirements for financial liabilities have been carried forward into PFRS 9, including the embedded derivative separation rules and the criteria for using the FVO. The standard becomes effective for annual periods beginning on or after January 1, 2015.

•	Philippine Interpretation IFRIC 15, Agreements for the Construction of Real Estate

This interpretation covers accounting for revenue and associated expenses by entities that undertake the construction of real estate directly or through subcontractors. The SEC and the FRSC have deferred the effectivity of this interpretation until the final Revenue standard is issued by the International Accounting Standards Board (“IASB”) and an evaluation of the requirements of the final Revenue standard against the practices of the Philippine real estate industry is completed.

•	PFRS 7 and PFRS9, Mandatory Effective Date of PFRS 9 and Transitional Disclosure (Amendment)

Following the IASB’s decision in December 2011 to defer the effective date of International Financial Reporting Standard (“IFRS”) 9, the standard is effective for annual periods beginning on or after 1 January 2015 with early adoption permitted. IASB issued IFRS 9 and IFRS 7 (Amendments) — “Mandatory Effective Date of IFRS 9 and Transitional Disclosure”.

Accordingly, FRSC adopted this amendment as PFRS 9 and PFRS 7 (Amendments) — “Mandatory Effective Date of PFRS 9 and Transitional Disclosure”.

4.	Significant Accounting Judgments, Estimates and Assumptions

The preparation of the Group’s unaudited consolidated financial statements requires management to make judgments, estimates and assumptions. The estimates and assumptions used in the unaudited consolidated financial statements are based upon management’s evaluation of relevant facts and circumstances as of the date of the unaudited consolidated financial statements. Actual results could differ from such estimates.

Judgments

In the process of applying the Group’s policies, management has made the following judgments which have the most significant effect on the amounts recognized in the unaudited consolidated financial statements.

Functional Currency. Based on the economic substance of underlying circumstances relevant to the Group, the functional currency of the Parent Company and its subsidiaries has been determined to be the Philippine peso. The Philippine peso is the currency of the primary economic environment in which the Parent Company and its subsidiaries operate and it is the currency that mainly influences the revenue and expenses for management and operation of the Philippines Project.

Evaluating Lease Agreement. The Group has entered into the Lease Agreement with Belle for the Philippines Project which became effective on March 13, 2013. The determination of whether a lease agreement has to be accounted for as operating or finance lease requires significant judgment. The result of this determination can be significant to the Group’s financial position or performance as the classification of the amounts of property and equipment and lease obligation depends on this assessment.

The Group, at inception of the Lease Agreement on March 13, 2013, has determined based on an evaluation of the terms and conditions of the arrangements, that the lessor transfers substantially all the risks and benefits incidental to ownership of the building to the Group. The present value of the minimum lease payments is significantly higher than the fair value of the building at the lease inception date. Management considered this factor as key in assessing whether the risks and rewards of incidental to ownership of the building had effectively been transferred to the Group. Meanwhile, the lease on the land is considered as operating lease because Belle retains all the significant risks and rewards of ownership on the land at the end of the lease term and does not provide the Group with a bargain purchase option over the leased asset (see Note 19(c)).

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that may have a significant risk of causing material adjustments to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Estimating Useful Lives of Property and Equipment. The Group estimates the useful lives of property and equipment based on the period over which the assets are expected to be available for operational use. The estimated useful lives of property and equipment are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets. In addition, estimation of the useful lives of property and equipment is based on collective assessment of industry practice, internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in estimates brought about by changes in factors mentioned above. A reduction in the estimated useful life of property and equipment would increase the recorded expenses and decrease noncurrent assets.

There were no changes made in the estimated useful lives of the Group’s property and equipment. The carrying values of property and equipment amounted to PHP12.17 billion and PHP39.3 million as of March 31, 2013 and December 31, 2012, respectively (see Note 7).

Impairment of Non-financial Assets. PFRS requires that an impairment review be performed when certain impairment indicators are present. Determining the value of property and equipment and contract acquisition costs, which requires the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires the Group to make estimates and assumptions that can materially affect the unaudited consolidated financial statements. Future events could cause the Group to conclude that such assets are impaired. Any resulting impairment could have a material impact on the financial condition and results of operation of the Group.

The preparation of the estimated future cash flows involves judgment and estimations. While the Group believes that its assumptions are appropriate and reasonable, significant changes in these assumptions may materially affect the Group’s assessment of recoverable values and may lead to future additional impairment charges under PFRS.

No impairment loss was recognized for the three months ended March 31, 2013. The carrying values of property and equipment amounted to PHP12.17 billion and PHP39.3 million as of March 31, 2013 and December 31, 2012, respectively (see Note 7), while the carrying values of contract acquisition costs amounted to PHP1.06 billion and PHP58.4 million as of March 31, 2013 and December 31, 2012, respectively (see Note 9).

Recognition of Deferred Tax Assets. The Group reviews the carrying amounts at the end of each reporting period and reduced these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax assets to be utilized. The Group’s assessment on the recognition of deferred tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. The forecast is based on past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that the Group will generate sufficient taxable income to allow all or part of its deferred income tax assets to be utilized.

Management believes that the tax benefits granted to PAGCOR under its charter inure to the benefit of, and extend to the Group in accordance with the PAGCOR Charter as of March 31, 2013 and December 31, 2012 (see Note 17).

Deferred tax assets were not recognized because management believes that future taxable profit will not be available against which the deferred tax assets can be utilized.

Unrecognized deferred tax assets amounted to PHP116.9 million and PHP15.0 million as of March 31, 2013 and December 31, 2012, respectively (see Note 17).

5.	Cash and Cash Equivalents

This account consists of:

	March 31, 2013 (Unaudited)	December 31, 2012 (Audited)
Cash on hand	PHP205,228	PHP—
Cash in banks	1,304,988,685	1,152,021,960

	PHP1,305,193,913	PHP1,152,021,960

Cash in banks earn interest at the respective bank deposit rates. Interest income from bank deposits amounted to PHP1,045,352 for the three months ended March 31, 2013.

6.	Prepayments and Other Current Assets

This account consists of:

	March 31, 2013 (Unaudited)	December 31, 2012 (Audited)
Input VAT — net	PHP11,785,802	PHP465,878
Current portion of prepaid rent (Note 10)	5,289,223	—
Deferred input VAT	46,200	46,200
Prepayment of legal and professional fees	—	189,434
Others	—	—

	PHP17,121,225	PHP701,512

7.	Property and Equipment

	March 31, 2013 (Unaudited)
	Building under Finance Lease	Motor Vehicle	Office Equipment	Construction in Progress	Total
Cost:
Balance at beginning of period	PHP—	PHP—	PHP423,076	PHP38,859,220	PHP39,282,296
Additions	11,820,439,760	7,275,000	1,743,872	296,790,419	12,126,249,051
Capitalization of depreciation of office equipment	—	—	—	55,762	55,762

Balance at end of period	11,820,439,760	7,275,000	2,166,948	335,705,401	12,165,587,109

Accumulated Depreciation:
Balance at beginning of period	—	—	—	—	—
Depreciation	—	—	(55,762)	—	(55,762)

Balance at end of period	—	—	(55,762)	—	(55,762)

Net Book Value	PHP11,820,439,760	PHP7,275,000	PHP2,111,186	PHP335,705,401	PHP12,165,531,347

	December 31, 2012 (Audited)
	Building under Finance Lease	Motor Vehicle	Office Equipment	Construction in Progress	Total
Cost:
Balance at beginning of period	PHP—	PHP—	PHP—	PHP—	PHP—
Additions	—	—	423,076	38,859,220	39,282,296

Balance at end of period	—	—	423,076	38,859,220	39,282,296

Accumulated Depreciation:	—	—	—	—	—

Net Book Value	PHP—	PHP—	PHP423,076	PHP38,859,220	PHP39,282,296

On October 25, 2012, Belle and MCE Leisure entered into the Lease Agreement, which Belle agreed to lease to MCE Leisure the land and certain of the building structures to be used in the Philippines Project (see Note 19(c)). Upon the Lease Agreement becoming effective on March 13, 2013, management made an assessment at inception of the lease and recorded the portion related to the lease of certain of the building structures as finance lease and capitalized the fair value based on valuation by independent external valuer at inception date on the leased property (see Note 18 being the lower of the fair value and present value of the minimum lease payments) as well as capitalized the portion of the contract acquisition costs of PHP64,720,977 to building under finance lease incurred in relation to the contract negotiations classified as building under finance lease (see Note 9).

Construction in progress represents the design and development cost for fit-out of the Philippines Project which included direct incidental costs capitalized (representing travelling expenses, salaries and wages, intercompany management fee incurred, depreciation of equipment and applicable interest cost).

8.	Restricted Cash

Under the Provisional License granted by PAGCOR, it is a requirement that the Licensees set-up an escrow account with an amount of US$100 million with a universal bank mutually agreed by PAGCOR and the Licensees. All funds for the development of the casino project shall pass through the escrow account and all drawdowns of funds from the said escrow account must be applied to the Philippines Project. The escrow account should have a maintaining balance of US$50 million until the Philippines Project’s completion. During the three months ended March 31, 2013, MCE Leisure, as one of the Licensees, established a new escrow account replacing the existing escrow account and deposited PHP2,030,800,000 (equivalent to US$50 million) to the new escrow account. The escrow account will be closed at completion of the Philippines Project (which is scheduled to complete in mid-2014) and funds held in the escrow account will be released to MCE Leisure (see Note 20(c)).

9.	Contract Acquisition Costs

This account consists of:

	March 31, 2013 (Unaudited)	December 31, 2012 (Audited)
Balance at beginning of period	PHP58,426,475	PHP—
Additions	1,134,576,743	58,426,475
Amortization	(4,341,066)	—
Capitalized to building under finance lease (Note 7)	(64,720,977)	—
Written off to development costs (Note 14)	(64,720,977)	—

Balance at end of period	PHP1,059,220,198	PHP58,426,475

As of March 13, 2013 and December 31, 2012, this account consists of legal and other professional fees, documentary stamps tax and other directly attributable costs incurred by the Group in negotiating its lease agreement and management contracts for the Philippines Project amounting to PHP129,441,954 and PHP58,426,475, respectively. Upon the Lease Agreement becoming effective on March 13, 2013, the Group had written off the portion of the contract acquisition costs amounting to
PHP64,720,977 incurred in relation to the contract negotiations classified as operating lease to Development costs (Note 14), while the remaining portion amounting to PHP64,720,977 incurred in relation to the contract negotiations classified as building under finance lease is capitalized to building under finance lease (Note 7). On the same date, the Group paid
PHP1,063,561,264 to Belle as consideration for termination of various agreements with a third party in accordance with the Closing Arrangement Agreement and this amount is amortized over the lease term.

10.	Other Noncurrent Assets

This account consists of:

	March 31, 2013 (Unaudited)	December 31, 2012 (Audited)
Noncurrent portion of prepaid rent	PHP102,064,339	PHP—
Security deposit (Notes 21 and 22)	68,074,152	—
Deposit for acquisition of property and equipment	655,723	—

	PHP170,794,214	PHP—

Upon the Lease Agreement becoming effective on March 13, 2013, a security deposit with carrying amount of
PHP175,599,470 was paid to Belle. As of March 31, 2013, prepaid rent represented the excess of principal amount of the security deposit paid pursuant to the Lease Agreement over its fair value at inception, and amortized on a straight-line basis over the lease term. The current portion of prepaid rent of PHP5,289,223 is included in Prepayments and other current assets (see Note 6).

11.	Accrued Expenses, Other Payables and Other Current Liabilities

The amount consists of:

	March 31, 2013 (Unaudited)	December 31, 2012 (Audited)
Accruals for:
Fit-out construction costs	PHP152,996,769	PHP5,594,451
Unpaid portion of obligation under finance lease	80,031,835	—
Legal and other professional fees	52,735,061	28,251,084
Rental expenses (including VAT)	13,913,914	—
Taxes and licenses	9,772,569	583,271
Others	768,235	1,491,893
Withholding tax payable	6,190,474	8,438
Capital gains tax payable	—	44,524,033

	PHP316,408,857	PHP80,453,170

Accrued expenses, other payables and other current liabilities are due for payment within the next financial year.

12.	Equity

Capital Stock

The following is a summary of the movement of the Parent Company’s authorized capital stock with the related issue price and date of approval of registration by the SEC:

Share Registered			Issue Price
Common Class A	Common Class B	Common share	Class A	Class B	Common share	Date of SEC Approval
90,000,000	60,000,000	—	PHP3.20	PHP3.40	—	February 14, 1991
180,000,000	120,000,000	—	1.00	1.00	—	August 9, 1993
270,000,000	180,000,000	—	1.00	1.00	—	October 21, 1997
(540,000,000)	(360,000,000)	900,000,000	—	—	PHP1.00	March 5, 2013*

—	—	900,000,000	—	—	PHP1.00

*Declassification of Class A and Class B shares to a single class of common shares and denial of pre-emptive rights

As of December 31, 2012, the two classes of common stock, Class A shares and Class B shares, are identical in all respects except that Class A shares are restricted in ownership to Philippine nationals. Both common stocks have PHP1 par value per share.

On February 19, 2013, the stockholders of MCP approved the declassification of the existing PHP900 million authorized capital stock of MCP, consisting of 60% Class A shares and 40% Class B shares to a single class of common stock and denial of pre-emptive rights and the increase in MCP’s authorized capital stock to PHP5.9 billion divided into 5.9 billion shares with par value of PHP1 per share from authorized capital stock of PHP900 million divided into 900 million shares with par value of PHP1 per share.

On March 5, 2013, the SEC approved the declassification of the capital stock of MCP to a single class of common stock and denial of pre-emptive rights. On April 8, 2013, the SEC also approved the increase in authorized share capital stock of MCP.

The Parent Company’s issued shares as of March 31, 2013 and December 31, 2012 are as follows:

	March 31, 2013 (Unaudited)	December 31, 2012 (Audited)
Class A — issued	—	337,500,000
Class B — issued	—	225,000,000
Common share — issued	562,500,000	—

Deposit for Future Stock Subscriptions

On March 20, 2013, pursuant to the Subscription and Share Sale Agreement, MCE Investments agreed to subscribe to 2,846,595,000 common shares of MCP at par value of PHP1 per share for a total consideration of PHP2,846,595,000. As of March 31, 2013, MCP received the total consideration of PHP2,846,595,000 in four instalments on January 30, March 22, March 25 and March 26, 2013 from MCE investments as deposit for future stock subscription in respect of the Share Subscription Transaction. The Share Subscription Transaction was completed upon SEC’s approval of the increase in MCP’s authorized capital stock on April 8, 2013.

Treasury Shares

As of December 31, 2012, the total number of treasury shares held by the Parent Company was 150,435,404 shares, representing 64,803,449 Class A shares and 85,631,955 Class B shares, and the total cost of treasury shares in aggregate was PHP288,514,127. The declassification of Class A and Class B treasury shares to a single class of common stock treasury share were approved by the SEC on March 5, 2013. As of March 31, 2013, the total number of treasury shares held by the Parent Company was 150,435,404 common shares.

Equity Reserve

The amount of equity reserve consists of the net difference between the cost of MCP to acquire MCE Holdings Group and the legal capital of the latter (i.e., common stock and additional paid-in capital) at the date of reverse acquisition plus the retained earnings of MCP as of December 19, 2012, the date when MCP was acquired by MCE.

The equity reserve is accounted for as follows:

	March 31, 2013 (Unaudited)	December 31, 2012 (Audited)
Retained earnings of MCP as of December 19, 2012	(PHP732,452,969)	(PHP732,452,969)
Consideration to MCP for the acquisition of MCE Holdings Group	7,198,590,000	—
Legal capital of MCE Holdings Group:
As of March 20, 2013*	(2,852,146,934)	—
As of December 31, 2012	—	(8,310,000)

	PHP3,613,990,097	(PHP740,762,969)

*	Including share issuance costs of PHP2,093,769

As of March 31, 2013 and December 31, 2012, the Parent Company has 437 and 471 stockholders, respectively.

13.	General and Administrative Expenses

For the Three Months Ended March 31, 2013 (Unaudited)
Taxes and licenses	PHP34,093,822
Legal and other professional fees	18,677,250
Rental expenses	8,208,736
Management fee expenses	3,842,246
Travel and entertainment	852,027
Bank service fees	154,100
Others	342,227

PHP66,170,408

14.	Development Costs

For the Three Months Ended March 31, 2013 (Unaudited)
Written off from contract acquisition costs (Note 9)	PHP64,720,977
Legal and other professional fees	15,179,192

PHP79,900,169

15.	Related Party Transactions

Parties are considered to be related if one party has the ability to control, directly or indirectly, the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

The Group entered into the following significant related party transactions:

Category		Amount of transactions during the period	Outstanding balance	Terms	Conditions
Amounts due to affiliated companies
MCE’s subsidiaries
For the Three Months Ended March 31, 2013 (Unaudited)	Project management fee capitalized in construction in progress	PHP35,179,626	PHP56,522,682	Repayable on demand; non-interest bearing	Unsecured

	Project management fee recognized as pre- opening costs	27,032,715	27,032,715

	Management fee recognized as general and administrative expenses	3,842,246	3,842,246

	Settlement of payables on behalf of MCP	37,753,798	38,313,297

	Balance as of March 31, 2013 (Unaudited)		PHP125,710,940

Melco International Developments Limited (“Melco”)(1) and its subsidiary

For the Three Months Ended March 31, 2013 (Unaudited)	Settlement of payables on behalf of MCP	PHP893,326	PHP893,326	Repayable on demand; non-interest bearing	Unsecured

	Balance as of March 31, 2013 (Unaudited)		PHP893,326

Category		Amount of transactions during the period	Outstanding balance	Terms	Conditions
Amounts due to ultimate holding company
MCE
For the Three Months Ended March 31, 2013 (Unaudited)	Project management fee recognized as pre- opening costs	PHP15,717,008	PHP15,717,008	Repayable on demand; non-interest bearing	Unsecured

	Settlement of payables on behalf of MCP	709,306	91,143,485

	Balance as of March 31, 2013 (Unaudited)		PHP106,860,493

Amount due to intermediate holding company
MCE Investments
For the Three Months Ended March 31, 2013 (Unaudited)	Unpaid Amount Related to Asset Acquisition Transaction	PHP4,351,995,000	PHP4,351,995,000	Repayable on demand; non-interest bearing	Unsecured

	Funds advance to MCP	815,086,225	815,086,225

	Balance as of March 31, 2013 (Unaudited)		PHP5,167,081,225

Note:

(1)	Melco is one of the major shareholders of MCE.

Compensation of Key Management Personnel

For the three months ended March 31, 2013, the remuneration of the Group’s key management was borne by MCE.

16.	Basic/Diluted Loss Per Share

For the Three Months Ended March 31, 2013 (Unaudited)
Net loss (a)	(PHP338,675,857)
Weighted average number of shares outstanding of legal parent (b)	412,064,596

Basic/Diluted loss per share (a)/(b)	(PHP0.822)

There are no common stock equivalents that would have a dilutive effect on basic loss per share.

17.	Income Tax

No provision for current income tax for the three months ended March 31, 2013 was provided as the Group incurred tax losses for the period.

Deferred tax assets amounting to PHP116,885,757 as of March 31, 2013, pertain to net operating loss carryover which were not recognized as management believes that the Group may not be able to realize the benefits from these deferred tax assets in the future.

A reconciliation of benefit for income tax computed at statutory income tax rate to provision for income tax at effective income tax rate is as follows:

For the Three Months Ended March 31, 2013 (Unaudited)
Income tax benefit computed at statutory income tax rate	(PHP101,602,757)
Income tax effects of:
Change in unrecognized deferred tax assets	101,916,362
Interest income subject to final tax	(313,605)

PHP—

Section 13(2)(a) of the PAGCOR Charter grants PAGCOR an exemption for tax, income or otherwise, as well as exemption from any form of charges, fees, levies, except a 5% franchise tax on the gross revenue or earnings derived by PAGCOR on its operations. Management believes that the tax benefits granted to PAGCOR under its charter inure to the benefit of, and extend to corporations, associations and agencies, individuals with whom PAGCOR has any contractual agreement in accordance with Section 13(2)(b) of the PAGCOR Charter which provides that the exemptions granted for earnings derived from the operations conducted under the franchise specifically from the payment of any tax, income or otherwise, as well as any form of charges, fees or levies, shall inure to the benefit of and extend to the corporations, associations, agencies or individuals with whom PAGCOR, or operator has any contractual relationship in connection with the operations of the casino authorized to be conducted under this franchise and to those receiving compensation of other remuneration from PAGCOR or operator as a result of essential facilities furnished and/or technical services rendered to PAGCOR or operator as of March 31, 2013 and December 31, 2012.

The Bureau of Internal Revenue however issued last April 17, 2013 Revenue Memorandum Circular (“RMC”) No. 33-2013. The RMC clarifies that PAGCOR is no longer exempt from corporate income tax and is thus subject to corporate income tax under the National Internal Revenue Code (the “Tax Code”) on its operations of gambling, casinos, gaming clubs and other similar recreation or amusement places, gaming pools and other related operations as well as on other income. The RMC further provided that PAGCOR’s licensees and contractees, which are entities duly authorized and licensed by PAGCOR to perform gambling casinos, gaming clubs and other similar recreation or amusement places, and gaming pools, are likewise subject to income tax under the Tax Code. Management is currently evaluating the impact of the said RMC.

18.	Obligation Under Finance Lease

On October 25, 2012, Belle and MCE Leisure entered into the Lease Agreement, where Belle agreed to lease to MCE Leisure the land and certain of the building structures to be used in the Philippines Project for the period from March 13, 2013 (i.e. the date when relevant obligations and other conditions to give effect to the Lease Agreement were satisfied) until the termination of the operating agreement (unless terminated earlier in accordance with its terms) (currently expected to be on July 11, 2033) (see Note 19(b) and (c)). The Group made an assessment at inception of the lease and recorded the portion related to the lease of certain of the building structures under finance lease. Interest rate underlying the obligation under finance lease is fixed at 14.92% per annum.

Lease payments that are due within one year were presented as Current portion of obligation under finance lease under current liabilities while the noncurrent portions were presented as Noncurrent portion of obligation under finance lease separately under noncurrent liabilities in the unaudited and audited consolidated balance sheets.

As of March 31, 2013, the minimum lease payments and present value of minimum lease payments on obligation under finance lease of the Group were as follows:

	Minimum lease payments (Unaudited)	Present value of minimum lease payments (Unaudited)
Amounts payable under finance lease:
Within one year	PHP1,089,402,202	PHP1,000,345,982
In more than one year and not more than five years	6,262,858,782	3,987,166,202
In more than five years	38,149,647,713	6,833,385,456

	45,501,908,697	11,820,897,640
Less: finance charges	(33,681,011,057)	—

Present value of lease obligations	PHP11,820,897,640	PHP11,820,897,640

Less: Current portion of obligation under finance lease		(1,000,345,982)

Noncurrent portion of obligation under finance lease		PHP10,820,551,658

19.	Cooperation Agreement, Operating Agreement and Lease Agreement

On October 25, 2012, MCE Holdings Group and certain of its affiliated companies and the Philippine Parties entered into the Closing Arrangement Agreement; and MCE Holdings Group and the Philippine Parties entered into the Cooperation Agreement. The Closing Arrangement Agreement, whereby the Licensees agreed on the procedure, requirements and mechanics with respect to the Closing. The Cooperation Agreement became effective on March 13, 2013 (except for certain provisions which were effective on signing), the date on which all of the closing conditions were satisfied or waived.

(a)	Cooperation Agreement

The Cooperation Agreement governs the relationship and the rights and obligations of the Licensees. Under the Cooperation Agreement, MCE Leisure has been designated as the operator to operate the Philippines Project and appointed as the sole and exclusive representative of the Licensees in connection with the Provisional License and the operation and management of the Philippines Project until the expiry of the Provisional License (currently expected to be on July 11, 2033) (unless terminated earlier in accordance with its terms).

The Cooperation Agreement includes terms as follows, which:

i)	prohibit against assignment of rights and interests in the Provisional License by the Licensees except in certain circumstances, to an affiliate of that Licensee unless with prior written consent from other Licensees and prior written approval of PAGCOR;

ii)	set out the Licensees’ contributions to the investment commitment required by PAGCOR, details were disclosed in Note 20(c);

iii)	set out the right of first refusal and non-compete as agreed between the Licensees during the period commencing October 25, 2012 and ending on the date five years after the date of termination of the Cooperation Agreement, be involved in a similar business to the Philippines Project, including any integrated resort comprising gaming or casino operations, a hotel and entertainment venue in the Philippines;

iv)	none of the Licensees (other than, or with the consent of, MCE Leisure), may on behalf of any or all of the Licensees enter into any arrangement, agreement, make any commitment, or incur any obligation or liability to any person (including to any Government authority) in connection with the Provisional License;

v)	Belle will not, without the prior written consent of the MCE Holdings Group, sell, assign, transfer or convey any part of the land, building structures or land leased to MCE Leisure or terminate, novate or amend the lease agreement between Belle and the Government’s Social Security System (the “SSS Lease Contract”) as disclosed in Note 19(c);

vi)	if any of the Philippines Project’s land or building structures are or are proposed to be levied upon, garnished, foreclosed or attached by any Government authority, MCE Leisure may advance any sum or make any payment to prevent such action and charge the Philippine Parties for such payment plus a fee of 25% of the amount advanced, plus 15% interest per year of the aggregate amount paid by MCE Leisure;

vii)	Registration with Philippine Economic Zone Authority and/or Philippine Tourism Infrastructure and Enterprise Zone must be maintained by Belle and MCE Leisure at all times;

viii)	restriction on change of control of the Licensees;

ix)	respective parties contribution in relation to the Philippines Project, including MCE Leisure responsibility for the fit-out, operation and management of the Philippines Project, and the Philippine Parties’ responsibility for the design and construction of the buildings for the Philippines Project (through Belle); and

x)	the indemnity of the Licensees, details was disclosed in Note 20(c).

(b)	Operating Agreement

On March 13, 2013 the Licensees entered into the Operating Agreement which governs the operation and management of the Philippines Project by MCE Leisure. The Operating Agreement was effective as at March 13, 2013 and ends on the date of expiry of the Provisional License (as that License is extended, restored or renewed), unless terminated earlier in accordance with the terms of the Operating Agreement. The Provisional License is currently scheduled to expire on July 11, 2033. Under the Operating Agreement, MCE Leisure is appointed as the sole and exclusive operator and manager of the Philippines Project, and is responsible for, and has sole discretion (subject to certain exceptions) and control over, all matters relating to the management and operation of the Philippines Project (including the casino and gaming operations, hotel and retail components and all other activities necessary, desirable or incidental for the management and operation of the Philippines Project). The Operating Agreement also included terms of certain payments to be payable to PLAI upon commencement of operations of the Philippines Project, in particular, PLAI has the right to receive monthly payments from MCE Leisure, based on the performance of gaming operations of the Philippines Project, and MCE Leisure has the right to retain all revenues from non-gaming operations of the Philippines Project.

(c)	Lease Agreement

On October 25, 2012, Belle and MCE Leisure entered into the Lease Agreement (see Notes 7 and 18), which Belle agreed to lease to MCE Leisure the land and certain of the building structures to be used in the Philippines Project. Belle has constructed on the land the phase 1 building (the “Phase 1 Building”) and will construct the phase 2 building (the “Phase 2 Building”) including future buildings and structures that may be constructed on the land intended for use in the Philippines Project. Part of the land leased by Belle to MCE Leisure is leased by Belle from the Government’s Social Security System under the SSS Lease Contract.

The Lease Agreement became effective on March 13, 2013 with minor changes to the original terms under a closing side letter (the “Closing Side Letter”) signed by MCE Holdings Group and certain of its affiliated companies and the Philippine Parties on the same date, of which the lease of land and the Phase 1 Building commenced on March 13, 2013, with the lease of the remaining building structures of the Phase 2 Building to be commenced as those parts of the building structures are constructed in accordance with the terms of the Lease Agreement. The lease continues until termination of the Operating Agreement (unless terminated earlier in accordance with its terms) (currently expected to be on July 11, 2033). The leased property will be used by MCE Leisure and any of its affiliates exclusively as a hotel, casino, and resort complex, with retail, entertainment, convention, exhibition, food and beverages services as well as other activities ancillary, related or incidental to the operation of the any of the preceding uses.

Under the Closing Side Letter signed on March 13, 2013 in relation to the Lease Agreement, MCE Leisure agreed to make monthly payments under the Lease Agreement beginning from March 1, 2013.

20.	Commitments and Contingencies

(a)	Capital commitments

As of March 31, 2013, the Group had capital commitments mainly for the fit-out of the Philippines Project totaling
PHP386.3 million.

(b)	Operating lease commitment

MCE Leisure leases the portion of land to be used in the Philippines Project under non-cancellable operating lease agreement that will expire on July 11, 2033 (see Note 19(c)). The lease agreement provide for periodic rental increases based on both contractually agreed incremental rates and on the general inflation rate once agreed by MCE Leisure and Belle. During the three months ended March 31, 2013, MCE Leisure incurred rental expenses amounting to
PHP7,767,939.

As of March 31, 2013, minimum lease payments under non-cancellable lease are as follows:

Year ending December 31	March 31, 2013 (Unaudited)
2013	PHP69,911,676
2014	97,876,347
2015	104,727,691
2016	112,058,630
2017	123,264,493
Over 2017	2,719,739,610

PHP3,227,578,447

(c)	Other Commitments

Provisional License

Under the terms of the Provisional License, PAGCOR requires, amongst other things, the Licensees to make a total investment of US$1 billion for the entire Philippines Project (the “Investment Commitment”) with a minimum investment of US$650.0 million to be made prior to the opening of the Philippines Project. Under the terms of the Cooperation Agreement, the Licensees’ Investment Commitment of US$1 billion will be satisfied as follows:

(i)	For the amount of US$650.0 million: (a) in the case of the Philippine Parties, the land and building structures having an aggregate value as determined by PAGCOR of not less than US$325.0 million, and (b) in the case of MCE Leisure, the fit-out and furniture, gaming equipment, additional improvements, inventory and supplies as well as intangible property and entertainment facilities inside or outside of the building structures, having an aggregate value as determined by PAGCOR of not less than US$325.0 million.

(ii)	For the remaining US$350.0 million, the Philippine Parties and MCE Leisure shall make equal contributions of US$175.0 million to the Philippines Project. The Licensees agree to contribute such amounts and for such purposes as notified by MCE Leisure (or in certain circumstances the Philippine Parties) to PAGCOR (subject to any recommendations PAGCOR may make).

Other commitments required by PAGCOR under the Provisional License are as follows:

(i)	Within 30 days from getting approval by PACGOR of the project implementation plan, to submit a bank guarantee, letter of credit or surety bond in the amount of PHP100 million to guarantee the Licensees’ completion of the Philippines Project and in subject to forfeiture in case of delay in construction which delay exceeds 50% of the schedule, of which SM Group had submitted a surety bond of PHP100 million to PACGOR on February 17, 2012.

(ii)	Seven days prior to commencement of operation of the casino, to secure a surety bond in favor of PAGCOR in the amount of PHP100 million to ensure prompt and punctual remittance/payment of all license fees.

(iii)	The Licensees are required to maintain an escrow account into which all funds for development of the Philippines Project must be deposited and all funds withdrawn from this account must be used only for such development and to deposit US$100 million in the escrow account and maintain a balance of US$50 million until the Philippines Project completion.

(iv)	License fees must be remitted on a monthly basis, in lieu of all taxes with reference to the income component of the gross gaming revenues: (a) 15% high roller tables; (b) 25% non-high roller tables; (c) 25% slot machines and electronic gaming machines; and (d) 15% junket operation.

(v)	In addition to the above license fees, the Licensees is required to remit 2% of casino revenues generated from non-junket operation tables to a foundation devoted to the restoration of Philippine cultural heritage, as selected by Licensees and approved by PAGCOR.

(vi)	PAGCOR may collect a 5% fee of non-gaming revenue received from food and beverage, retail and entertainment outlets. All revenues of hotel operations should not be subject to the 5% except rental income received from retail concessionaires.

Grounds for revocation of the license, among others, are as follows: (a) failure to comply with material provision of this license; (b) failure to remit license fees within 30 days from receipt of notice of default; (c) has become bankrupt, insolvent; (d) delay in construction of more than 50% of the schedule; and (e) if debt-to-equity ratio is more than 70:30. As of March 31, 2013, MCE Holdings Group as one of the parties as Licensees has complied with the required debt-to-equity ratio.

Cooperation Agreement

Under the terms of the Cooperation Agreement, the Licensees are jointly and severally liable to PAGCOR under the Provisional License and each Licensee (indemnifying Licensee) must indemnify the other Licensees for any loss suffered or incurred by that Licensee arising out of, or in connection with, any breach by the indemnifying Licensee of the Provisional License. Also, each of the Philippine Parties and MCE Leisure agree to indemnify the non-breaching party for any loss suffered or incurred as a result of a breach of any warranty.

Lease Agreement

Under the terms of the Lease Agreement, MCE Leisure shall indemnify and keep Belle fully indemnified against all claims, actions, demands, actions and proceedings made against Belle by any person arising as a result of or in connection with any loss, damage or injury from MCE Leisure’s use and operation of business on the leased property.

(d)	Guarantees

Under the Cooperation Agreement, Belle has irrevocably and unconditionally guaranteed to MCE Holdings Group the due and punctual observance, performance and discharge of all obligations of PLAI and each SM Group’s company, and indemnified MCE Holdings Group against any and all loss incurred in connection with any default by the Philippine Parties under the Cooperation Agreement. MCE Leisure has likewise irrevocably and unconditionally guaranteed to each of the Philippine Parties the due and punctual observance, performance and discharge of all obligations of MCE Holdings Group, and indemnified the Philippine Parties against any and all loss incurred in connection with any default by MCE Holdings Group under the Cooperation Agreement.

21.	Financial Risk Management Objectives and Policies

The Group’s principal financial instruments consist mainly restricted cash of which will be used for the Philippines Project. The Group has other financial assets and financial liabilities such as cash and cash equivalents, security deposit, accrued expenses, other payables and other current liabilities, amounts due to affiliated companies, amount due to ultimate holding company and amount due to intermediate holding company which arise directly from its operations.

The main risks arising from the Group’s financial instruments are interest rate risk, credit risk, liquidity risk and foreign exchange risk. Management reviews and approves policies for managing each of these risks and they are summarized below.

Interest Rate Risk

Other than the bank balances which carry interest at market rates, the Group has no other significant interest-bearing assets and liabilities and its operating cash flows are substantially independent of changes in market interest rates. Accordingly, management are of the opinion that the Group does not have significant interest rate risk and no sensitivity analysis is performed.

Credit Risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group.

The Group trades only with recognized and creditworthy third parties. It is the policy of the Group that all third parties who wish to trade on credit terms are subjected to credit verification procedures. Other current and noncurrent assets are monitored on an on-going basis with the result that the exposure of the Group to bad debts is not significant. The Group does not offer credit terms to third parties, without the specific approval of management.

With respect to credit risk from the financial assets of the Group, which composed of cash and cash equivalents, restricted cash and security deposit, the exposure of the Group to credit risk arises from the default of bank where the Group’s cash and cash equivalents and restricted cash were deposited and the default of the counterparty of which the security deposit were held, with a maximum exposure equal to the carrying amount of these instruments. There is no significant concentration of credit risk in the Group.

Credit Risk Exposures. The carrying values of the Group’s financial assets represent the maximum exposure to credit risk since the financial assets have no collateral or credit enhancements as of March 31, 2013 and December 31, 2012.

Credit Quality per Class of Financial Assets. Cash and cash equivalents and restricted cash are considered as high grade and include deposits made to reputable banks in the Philippines. Security deposit is also classified as high grade since the security deposit is placed with Belle, a company listed in the PSE with positive financial performance.

	March 31, 2013 (Unaudited)
	Neither Past Due nor Impaired
	High Grade	Standard Grade	Past Due but not Impaired	Impaired	Total
Financial Assets
Cash and cash equivalents	PHP1,305,193,913	PHP—	PHP—	PHP—	PHP1,305,193,913
Restricted cash	2,030,800,000	—	—	—	2,030,800,000
Security deposit	68,074,152	—	—	—	68,074,152

	PHP3,404,068,065	PHP—	PHP—	PHP—	PHP3,404,068,065

December 31, 2012 (Audited)
Neither Past Due nor Impaired
	High Grade	Standard Grade	Past Due but not Impaired	Impaired	Total
Financial Asset
Cash and cash equivalents	PHP1,152,021,960	PHP—	PHP—	PHP—	PHP1,152,021,960

Liquidity Risk

Liquidity risk is the potential of not meeting obligations as they become due because of an inability to liquidate assets or obtain adequate funding or is the risk that the Group will not be able to meet its obligations associated with financial difficulties.

The Group obtains funding from ultimate holding company and intermediate holding company and manages its liquid funds through cash planning on a monthly basis. The Group uses historical data and forecasts from its collection and disbursement.

The table below summarizes the maturity profile of the Group’s financial assets held for liquidity purposes and financial liabilities as of March 31, 2013 and December 31, 2012 based on undiscounted contractual cash flows.

	March 31, 2013 (Unaudited)
	Within 1 Year	1-3 Years	3-5 Years	Over 5 Years	Total
Financial Assets
Cash and cash equivalents	PHP1,305,193,913	PHP—	PHP—	PHP—	PHP1,305,193,913
Restricted cash	—	2,030,800,000	—	—	2,030,800,000
Security deposit	—	—	—	68,074,152	68,074,152

Financial Liabilities
Accrued expenses, other payables and other current liabilities*	PHP300,445,814	PHP—	PHP—	PHP—	PHP300,445,814
Amounts due to affiliated companies	126,604,266	—	—	—	126,604,266
Amount due to ultimate holding company	106,860,493	—	—	—	106,860,493
Amount due to intermediate holding company	5,167,081,225	—	—	—	5,167,081,225
Current portion of obligation under finance lease	1,089,402,202	—	—	—	1,089,402,202
Noncurrent portion of obligation under finance lease	—	2,896,192,888	3,366,665,894	38,149,647,713	44,412,506,495

	December 31, 2012 (Audited)
	Within 1 Year	1-3 Years	3-5 Years	Over 5 Years	Total
Financial Asset
Cash and cash equivalents	PHP1,152,021,960	PHP—	PHP—	PHP—	PHP1,152,021,960

Financial Liabilities
Accrued expenses, other payables and other current liabilities*	PHP35,337,428	PHP—	PHP—	PHP—	PHP35,337,428
Amounts due to affiliated companies	21,902,555	—	—	—	21,902,555
Amount due to ultimate holding company	90,434,179	—	—	—	90,434,179

*Excluding government and statutory liabilities

Foreign Exchange Risk

Foreign exchange risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates.

The Group has transactional currency exposures arising from transactions denominated in foreign currencies, mainly Hong Kong dollars, United States dollars, Macau Patacas and Australian dollars. Foreign exchange risks of the Group are regularly reviewed by the management and appropriate processes are in place to monitor and mitigate said risks. Management decides not to hedge the currency exposures considering the cost of hedging being higher than the currency exposure.

The following table shows the Group’s foreign currency-denominated monetary assets and liabilities and their peso equivalents:

	March 31, 2013 (Unaudited)		December 31, 2012 (Audited)
	Foreign Currency	Philippine Peso	Foreign Currency	Philippine Peso
Financial Asset
Cash and cash equivalents:
US dollar (“US$”)	US$200,311	8,193,565	US$200,196	8,253,990

		8,193,565		8,253,990

Foreign Currency-denominated Financial Asset		8,193,565		8,253,990

Financial Liabilities
Accrued expenses, other payables and other current liabilities:
Hong Kong dollar (“HK$”)	HK$1,172,600	6,165,089	HK$165,088	874,870
US$	US$2,858	116,905	—	—

		6,281,994		874,870

Amounts due to affiliated companies:
Australian dollar (“AUD”)	AUD7,439	317,302	—	—
HK$	HK$9,649,216	50,731,944	HK$96,818	513,080
Macau Patacas (“MOP”)	MOP13,434,908	68,578,339	MOP4,157,280	21,389,475
US$	US$170,561	6,976,681	—	—

		126,604,266		21,902,555

Amount due to ultimate holding company:
HK$	HK$2,634,522	13,851,325	HK$2,593,412	13,743,574
MOP	MOP3,098,525	15,816,388	MOP22,563	116,090
US$	US$1,879,012	76,859,675	US$1,849,197	76,241,410

		106,527,388		90,101,074

Amount due to intermediate holding company:
HK$	HK$155,600,000	818,086,225	—	—

		818,086,225		—

Foreign Currency-denominated Financial Liabilities		1,057,499,873		112,878,499

In translating the foreign currency-denominated monetary assets and liabilities into peso amounts, the Group used the following rates of exchange as of March 31, 2013 and December 31, 2012:

	March 31, 2013 (Unaudited)	December 31, 2012 (Audited)
Philippine peso to 1 unit of foreign currency:
AUD	42.66	N/A
HK$	5.26	5.30
MOP	5.10	5.15
US$	40.90	41.23

The Group recognized net foreign exchange loss of PHP4.2 million for the three months ended March 31, 2013.

The following table demonstrates the sensitivity to a reasonably possible change in foreign exchange rates, with all other variables held constant, of the Group’s loss before income tax. There is no other impact on the Group’s equity other than those already affecting the total comprehensive loss.

	March 31, 2013 (Unaudited)		December 31, 2012 (Audited)
	% Change Currency Rate	Effect on Loss Before Tax	% Change Currency Rate	Effect on Loss Before Tax
AUD	+1.1%	PHP3,490	N/A	PHP N/A
	-1.1%	(3,490)	N/A	N/A
HK$	+0.6%	5,333,007	+0.7%	105,921
	-0.6%	(5,333,007)	-0.7%	(105,921)
MOP	+0.6%	506,368	+0.7%	150,539
	-0.6%	(506,368)	-0.7%	(150,539)
US$	+0.6%	454,558	+0.7%	475,912
	-0.6%	(454,558)	-0.7%	(475,912)

The change in currency rate is based on the Group’s best estimate of expected change considering historical trends and experiences.

Positive change in currency rate reflects a stronger peso against foreign currency. On the other hand, a negative change in currency rate reflects a weaker peso against foreign currency.

Capital Risk Management

The primary objective of the Group’s capital management is to ensure that the Group has sufficient funds in order to support its business, pay existing obligations and maximize shareholder value. The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To manage or adjust the capital structure, the Group may obtain advances from shareholders, ultimate holding company, intermediate holding company or issue new shares.

The Group considers total equity as its capital which amounted to a capital deficiency of PHP789,191,584 and an equity of PHP1,057,642,339 as of March 31, 2013 and December 31, 2012, respectively.

The Group monitors capital on the basis of debt-to-equity ratio. Debt-to-equity ratio is calculated as long-term debt over total equity.

The Group’s strategy was to maintain a sustainable debt-to-equity ratio. The debt-to-equity ratios as of March 31, 2013 and December 31, 2012, computed based on the separate financial statements of MCP and its subsidiaries, were zero as there were no long-term debt incurred for MCP and each of its subsidiaries as of March 31, 2013 and December 31, 2012. Under the terms of the Provisional License, it requires the Licensees to maintain a debt to equity ratio of not more than 70:30 (see Note 20(c)). As of March 31, 2013, the debt-to-equity ratio was zero for MCE Holdings Group as it did not incur any long-term debt and MCE Holdings Group was in compliance with the requirement.

22.	Financial Instruments

Fair Value of Financial Instruments

Set out below is a comparison by category of carrying values and fair values of all of the Group’s financial instruments as of March 31, 2013 and December 31, 2012:

	March 31, 2013 (Unaudited)		December 31, 2012 (Audited)
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets Loan and receivables:
Cash and cash equivalents	PHP1,305,193,913	PHP1,305,193,913	PHP1,152,021,960	PHP1,152,021,960
Restricted cash	2,030,800,000	2,030,800,000	—	—
Security deposit	68,074,152	68,074,152	—	—

	PHP3,404,068,065	PHP3,404,068,065	PHP1,152,021,960	PHP1,152,021,960

Financial Liabilities
Other financial liabilities:
Accrued expenses, other payables and other current liabilities	PHP316,408,857	PHP316,408,857	PHP80,453,170	PHP80,453,170
Amounts due to affiliated companies	126,604,266	126,604,266	21,902,555	21,902,555
Amount due to ultimate holding company	106,860,493	106,860,493	90,434,179	90,434,179
Amount due to intermediate holding company	5,167,081,225	5,167,081,225	—	—
Current portion of obligation under finance lease	1,000,345,982	1,000,345,982	—	—
Noncurrent portion of obligation under finance lease	10,820,551,658	10,820,551,658	—	—

	PHP17,537,852,481	PHP17,537,852,481	PHP192,789,904	PHP192,789,904

Cash and cash equivalents, Restricted cash, Accrued expenses, other payables and other current liabilities, amounts due to affiliated companies, amount due to ultimate holding company and amount due to intermediate holding company. The carrying values approximate their fair values at reporting date due to the relatively short-term maturities of the transactions.

Security deposit and current and noncurrent portion of obligation under finance lease. The fair value is the estimated future cash flows, discounted to present value using a credit-adjusted discount rate.

Fair Value Hierarchy

The Group uses the following hierarchy for determining and disclosing the fair values of financial instruments by valuation technique:

Level 1:	Quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2:	Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3:	Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

As of March 31, 2013, and December 31, 2012, the Group does not have financial instruments that are carried and measured at fair value. During the three months ended March 31, 2013, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

23.	Note to Unaudited Consolidated Statement of Cash Flows

(a)	During the three months ended March 31, 2013, the Group acquired building under finance lease, with amount of PHP11,755,718,783 was funded through Obligation under finance lease as of March 31, 2013.

(b)	During the three months ended March 31, 2013, contract acquisition costs of PHP10,696,721 and PHP811,518 were funded through Accrued expenses, other payables and other current liabilities and Amounts due to affiliated companies, respectively.

(c)	During the three months ended March 31, 2013, fit-out construction costs and cost of property and equipment in total of PHP147,396,077 and PHP65,498,929 were funded through Accrued expenses, other payables and other current liabilities and Amounts due to affiliated companies, respectively.

(d)	During the three months ended March 31, 2013, part of the consideration for the Asset Acquisition Transaction of
PHP4,351,995,000 was funded through amount due to intermediate holding company as of March 31, 2013.

24.	Share Incentive Plan

On February 19, 2013, the Group adopted a share incentive plan (“Share Incentive Plan”) to promote the success and enhance the value of the Group by linking personal interests of members of the Board, employees and consultants to those of the stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the stockholders which was approved by the SEC and became effective on March 5, 2013. Under the Share Incentive Plan, the Group may grant various share based awards, including but not limited to, options to purchase the Parent Company’s shares, restricted shares, share appreciation rights and other types of awards. The term of such awards shall not exceed 10 years from the date of grant. The maximum aggregate number of shares which may be issued pursuant to all awards under the Share Incentive Plan is 5% of the issued capital stock of the Parent Company from time to time over 10 years. As of March 31, 2013, no award had been granted or agreed to be granted under the Share Incentive Plan.

25.	Subsequent Events

(a)	On April 3, 2013, the Board of Directors of MCP, subject to the SEC approval for the increase in MCP’s authorized capital stock on April 8, 2013 as disclosed in item (b) below, approved the maximum no. of share options and restricted shares of 131,578,947 common shares with maximum equity value of USD25.0 million (equivalent to PHP1,022.6 million) to be granted to the eligible employees under the Share Incentive Plan upon successful listing and offering of new shares of MCP.

(b)	On April 8, 2013, the SEC approved the increase in MCP’s authorized capital stock to PHP5.9 billion divided into 5.9 billon shares with par value of PHP1 per share from authorized capital stock of PHP900 million divided into 900 million shares with par value of PHP1 per share, which was approved by the stockholders of MCE on February 19, 2013, and the Share Subscription Transaction as disclosed in Note 1(b) to increase 2,846,595,000 common shares with par value of PHP1 per share of MCP being held by MCE Investments.

(c)	On April 8, 2013, MCP sold all of its treasury shares, representing 150,435,404 common shares to third parties at PHP14.2 per share by crossing through the Philippine Stock Exchange.

(d)	On April 12, 2013, MCE Leisure entered into a commitment letter (the “Commitment Letter”) with MCE Investments or an affiliate, acting as the lender, for a senior secured shareholder loan facility (“Shareholder Loan Facility”) in an aggregate amount of up to US$ 342.0 million (approximately PHP13.9 billion) or such greater amount as may be agreed between MCE Investments and MCE Leisure, which is denominated in US dollars. The Commitment Letter sets out the terms and conditions on which MCE Investments are willing to act as a lender of the Shareholder Loan Facility to be provided to MCE Leisure. These terms and conditions include the principal terms of the Shareholder Loan Facility and conditions precedent to entering into definitive documentation of the Shareholder Loan Facility. The proceeds of the Shareholder Loan Facility are expected to fund fit-out and other costs of the Project.

An expected condition precedent to drawdowns under the Shareholder Loan Facility is that any indebtedness under the Shareholder Loan Facility is guaranteed by the Parent Company and its subsidiaries (the “Guarantors”) and is secured by first priority security over the issued share capital of each Guarantors and MCE Leisure (other than the Parent Company) and first priority asset security from all Guarantors and MCE Leisure. The Shareholder Loan Facility matures on date which is seven years after the signing date of the definitive documentation of the Shareholder Loan Facility (the “Signing Date”) and is subject to quarter amortization payments commencing on the earlier of (i) six months after the opening of the Project and (ii) two years after the Signing Date. The individual drawdowns under the Shareholder Loan Facility are expected to be subject to certain conditions precedents, including certification as to uses of proposed drawdown. Borrowings under the Shareholder Loan Facility bear interest at a fixed rate of 5% per annum, accrued prior to the first interest payment date. The Shareholder Loan Facility is expected to include a tax gross up provision requiring MCE Leisure to pay without any deduction or withholding for or on account of tax.

(e)	On April 24, 2013, MCP entered into a subscription agreement (the “Subscription Agreement”) with MCE Investments, whereas, concurrently with the execution of the Subscription Agreement, i) MCP and MCE Investments executed a placing agreement (the “Placing Agreement”) with certain third parties (the “Joint Lead Managers”), with respect to the offer (the “Offer”) and sale to purchasers procured by the Joint Lead Managers of 981,183,700 common shares of MCP (the “Firm Shares”), with par value of PHP1 per share, at the offer price of PHP14 per Offer Share (the “Offer Price”), and ii) MCE Investments executed a greenshoe agreement (the “Greenshoe Agreement”) with respect to the grant of an over-allotment option (the “Over-allotment Option”), which may be exercised by one of the Joint Lead Managers as the stabilizing agent. Under the Over-allotment Option, MCE Investments may be required to sell up to an additional 117,075,000 common shares of MCP, at a price equivalent to the Offer Price per share, solely to cover over-allotments (the “Option Shares”). The Firm Shares and as many of the Option Shares as are required to be sold are referred to as the “Offer Shares”.

MCP did not receive any proceeds directly from the Offer, but MCE Investments agreed to subscribe for, and MCP agreed to issue, new common shares of MCP in an amount equal to the aggregate number of Firm Shares sold by MCE Investments in the Offer (the “Subscription Shares”) and the aggregate number of Options Shares actually sold by MCE Investments as a result of the exercise by the stabilizing agent of its Over-allotment Option (the “Additional Subscription Shares”) at a price equivalent to the aggregate Offer Price as described in the Placing Agreement.

Pursuant to the terms and conditions of the Subscription Agreement, MCE Investments agreed to subscribe to the Subscription Shares and the Additional Subscription Shares, if any, out of the authorized capital stock of MCP with par value of PHP1 per share, at the offer price of PHP14 per Subscription Share and Additional Subscription Share. The listing of the Subscription Shares and the Additional Subscription Shares, if any, will be subject to the PSE’s approval.

26.	Other Matter

As described in Note 2, the business combination had been accounted for similar to a reverse acquisition and the unaudited consolidated financial statements represent a continuation of the financial statements of the MCE Holdings Group and not of MCP. No comparative information for the three months ended March 31, 2012 were presented in the unaudited consolidated statement of comprehensive income, unaudited consolidated statement of changes in equity and unaudited consolidated statement of cash flows because MCE Holdings Group, the accounting acquirer, was only incorporated in August 2012.

In compliance with the requested information of the SEC, the following are the condensed information relating to the three months ended March 31, 2012 of MCP before the application of the reverse acquisition discussed in Note 2. These information pertain to the previous business of MCP.

For the Three Months Ended March 31, 2012 (Unaudited)
PHP ’000
Revenues	378,398
Cost of sales	346,584
Gross income	31,814
Loss before tax	(31,788)
Net loss	(31,788)
Total comprehensive loss	(31,788)
Cash used in operating activities	(43,771)
Cash used in investing activities	(20,816)
Cash flows from financing activities	—